ASSET PURCHASE AGREEMENT

BY AND AMONG

KIT DIGITAL, INC.,

AND

SEZMI CORPORATION

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) is entered into as of December 30, 2011 between KIT digital, Inc., a Delaware corporation (“KIT” or “Purchaser”) and Sezmi Corporation, a Delaware corporation (the “Company” or “Seller”).

RECITALS

A.          The Company, headquartered in Belmont, California developed and owns a technology for a cloud-based TV platform, including client software applications (STB, PC Client, Tablet Apps, Mobile Apps, web interface to CMS); content server applications; BSS/OSS server applications; and video delivery software (the “Business”) and the Company owns certain assets used in the conduct of the operations.

B.           Each of the Board of Directors of KIT and the Company have determined that it is in the respective best interests of KIT and the Company for KIT to acquire substantially all of the assets and assume certain liabilities of the Company and the Company upon the terms and subject to the conditions set forth herein (the “Transactions”), and in furtherance hereof have approved the Transactions.

C.           In connection with the execution of this Agreement, certain of the Designated Employees and certain of the Key Employees shall have entered into employment agreements or accepted offer letters, in each case contingent upon the Closing (collectively, the “Executed Offer Letters”).

D.          Capitalized terms used herein and not otherwise defined shall have the meanings set forth in Article I of this Agreement.

AGREEMENT

In consideration of the foregoing and the mutual covenants, representations, warranties, and agreements contained in this Agreement and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1         “Accounting Principles” has the meaning ascribed to such term in Section 2.4(h).

1.2         “Affiliate” means, as applied to any Person, (i) any entity controlling, controlled by or under common control with such Person, (ii) any other Person that owns or controls at least 51% or more of any class of equity securities (including equity securities issuable upon the exercise of any option or convertible security) of that Person or any of its Affiliates or (iii) any director, partner, officer, manager, agent, employee or relative of such Person.  For purposes of the definition of Affiliate, “control” (including with correlative meanings, the terms “controlling”, “controlled by”, and “under common control with”) as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through ownership of voting securities or by contract or otherwise.

1.3           “Agreement” has the meaning ascribed to such term in the preamble.

1.4           “Asset Revenue” means the aggregate dollar amount of revenue attributable to the Sezmi Technology in a given period, actually recognized by KIT, in accordance with KIT’s Critical Accounting Policies as set forth in its Annual Report on Form 10-K for the period ended 31 December 2010, from new customer contracts set forth in Schedule 1.28, provided however, if KIT (independent of its acquisition of the Transferred Assets) is selected to be in the first group of trials for the Singtel tender, Singtel will be excluded, secured with the involvement of the Designated Employees, based on or including the Sezmi Technology, but excluding any Contracts that have been assigned to or replaced by KIT from existing Company operations prior to or at the time of Closing.  For the avoidance of doubt, (a) new incremental revenues derived from amendments to Contracts with existing Company customers that are signed after Closing will not be excluded; and (b) existing customers of KIT shall not be considered new customers.

1.5           “Assignment and Assumption Agreement” has the meaning ascribed to such term in Section 5.3(f).

1.6           “Assumed Liabilities” has the meaning set forth in Section 2.3.

1.7           “Basket Amount” has the meaning ascribed to such term in Section 8.3.

1.8           “Benefit Liabilities” means, with respect to any Employee Benefit Plan or an Employee’s annual salary and wages, any and all Liabilities (including any claims or rights with respect thereto), whenever or however arising, including all costs and expenses relating thereto, and including those debts, liabilities and obligations arising under law, rule, regulation, permits, action or proceeding before any court or regulatory agency or administrative agency, order or consent decree or any award of any arbitrator of any kind, and those arising under contract, commitment or undertaking.

1.9           “Bill of Sale” has the meaning ascribed to such term in Section 5.3(g).

1.10         “Books and Records” has the meaning ascribed to such term in Section 2.1(g).

1.11         “Business” has the meaning ascribed to such term in the recitals.

1.12         “Business Day” shall mean each day that is not a Saturday, Sunday or holiday on which banking institutions located in New York, New York are authorized or obligated by law or executive order to close.

1.13         “Business Intellectual Property” has the meaning ascribed to such term in Section 2.1(a).

1.14        “Cash Escrow Agent” means Keyforce LTD,  a company incorporated under the laws of Cyprus, Address 21 Vasili Michailidi street, 3026 Limassol Cyprus.

1.15        “Code” means the Internal Revenue Code of 1986 as amended and the regulations and rules issued thereunder.

1.16        “Claims” means all claims for indemnification made by or for a KIT Indemnified Party pursuant to Article VIII.

1.17        “Closing” has the meaning ascribed to such term in Section 2.1.

1.18        “Closing Date” means 30 December, 2011 on which the Closing occurs.

1.19        “Company” means Sezmi Corporation, a Delaware corporation, being the same company described in the preamble.

1.20        “Company Board” means the Company’s board of directors.

1.21        “Company Revenues” means the gross Earn Out Revenue derived by any means by KIT (or any Affiliate of either KIT) from the Sezmi Technology (a) being not less than US$25,000,000 for the First Earn Out Period; (b) being not less than US$35,000,000 for the Second Earn Out Period; and(c) being not less than US$50,000,000 for the Third Earn Out Period.  The “First Earn Out Period” shall be the twelve (12) month period beginning on the Closing Date and ending on the First Anniversary.  The “Second Earn Out Period” shall be the twelve (12) month period beginning on the day after the First Anniversary and ending on the Second Anniversary.  The “Third Earn Out Period” shall be the twelve (12) month period beginning on the day after the Second Anniversary and ending on the Third Anniversary.  With respect to integrated product sales or licenses in which the Sezmi Technology comprises one or more aspects of a given product sale or license, the portion of the revenue that constitutes Company Revenues shall be determined by an independent third party consultant mutually agreed upon by the parties and paid for by KIT.  Each of the First Earn Out Period, Second Earn Out Period and Third Earn Out Period, an “Earn Out Period” and, collectively, the “Earn Out Periods.”

1.22        “Contract” means any written contract, mortgage, agreement, arrangement, bond, commitment, franchise, indemnity, indenture, instrument, lease, license, instrument, note, guaranty, indemnity, representation, warranty, deed, assignment, power of attorney, certificate, purchase order, work order, statement of work or insurance policy.

1.23        “Damages” has the meaning ascribed to such term in Section 8.1.

1.24        “Designated Employees” means the designated employees set out in Schedule 1.24.

1.25        “Designated Employee Representative” means Richard Johnson.

1.26        “DGCL” means the General Corporation Law of the State of Delaware.

1.27        “Disclosure Materials” has the meaning ascribed to such term in Section 4.6.

1.28         “Earn Out Revenue” shall mean the U.S. GAAP revenue as reported by KIT in accordance KIT’s Critical Accounting Policies as set forth in its Annual Report on Form 10-K for the period ended 31 December 2010 from Company’s (a) current customers and (b) those included in the current customer pipeline set forth in Schedule 1.28, provided however, if KIT is selected to be in the first group of trials (independent of its acquisition of the Transferred Assets) for the Singtel tender, Singtel will be excluded.

1.29         “E-Fax” means any system used to receive or transmit faxes electronically.

1.30         “E-Signature” means the process of attaching to an Electronic Transmission an electronic symbol, encryption, digital signature or process (including the name or an abbreviation of the name of the party transmitting the Electronic Transmission) with the intent to sign, authenticate or accept such Electronic Transmission.

1.31         “Electronic Transmission” means each document, instruction, authorization, file, information and any other communication transmitted, posted or otherwise made or communicated by e-mail or E-Fax.

1.32         “Employee Benefit Plan” shall mean each ERISA Plan and each other pension, profit sharing, retirement, bonus, incentive, change in control, equity compensation, health, welfare, disability, loan or loan guaranty, fringe benefit, vacation, sick pay, salary continuation, deferred compensation, stock option, stock purchase, severance pay or other insurance plan, arrangement or practice, whether written or otherwise, for current or former officers, directors, or employees, which currently is, or within the immediately preceding six years was, established, maintained, contributed to or legally obligated to be contributed to by the Company or by a current or former ERISA Affiliate, or with respect to which the Company or any ERISA Affiliate otherwise have any liability or obligation.

1.33         “Employee List” has the meaning ascribed to such term in Section 3.9.1.

1.34         “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the regulations and rules issued thereunder.

1.35         “ERISA Affiliate” shall mean any corporation which is a member of a controlled group of corporations with the Company within the meaning of Section 414(b) of the Code, a trade or business (including a sole proprietorship, partnership, trust, estate or corporation) which is under common control with the Company within the meaning of Section 414(c) of the Code or a member of an affiliated service group with the Company within the meaning of Section 414(m) or (o) of the Code.

1.36         “ERISA Plan” shall mean any Pension Plan and any Welfare Plan.

1.37         “Excluded Assets” has the meaning ascribed to such term in Section 2.2.

1.38         “Excluded Liabilities” has the meaning ascribed to such term in Section 2.4.

1.39         “Exchange Act” has the meaning ascribed to such term in Section 4.6.

1.40        “Financial Statements” has the meaning ascribed to such term in Section 3.3.1(a).

1.41        “First Anniversary” shall mean 31 December 2012.

1.42        “Former Real Property” means any real property in which the Company heretofore held but no longer holds a fee, leasehold or other legal, beneficial or equitable interest.

1.43        “GAAP” has the meaning ascribed to such term in Section 3.3.1(b).

1.44        “Governmental Authority” means any governmental agencies, departments, commissions, boards, bureaus, instrumentalities, courts or tribunals of the United States, the states and political subdivisions thereof.

1.45        “Harris Claim” means the claim asserted by Harris Corp. in the amount of approximately $2.28 million pursuant to a promissory note executed by Sezmi in favor of Harris Corp., which claim is further described in the lawsuit known as Harris Corp. v. Sezmi Corp., in the District Court for the City and County of Denver, No. 2011CV8266.

1.46        “Hazardous Materials” means any substance:  (i) the presence of which requires reporting, investigation, removal or remediation under any Environmental Requirement; (ii) that is defined as a “hazardous waste,” “hazardous substance” or “pollutant” or “contaminate” under any Environmental Requirement; (iii) that is toxic, explosive, corrosive, flammable, ignitable, infectious, radioactive, reactive, carcinogenic, mutagenic or otherwise hazardous and is regulated under any Environmental Requirement; (iv) that contains gasoline, diesel fuel or other petroleum hydrocarbons, PCBs, asbestos or urea formaldehyde foam insulation.

1.47        “Infringement”, “Infringe”,  “Infringing” or “Infringed” (whether or not capitalized) and related verbs mean when used in Section 3.6.2 any or all uses that violate the rights of the Intellectual Property owner.

1.48        “Intellectual Property” means any and all intangible rights in any of the following as existing under the laws of any jurisdiction throughout the world: patent disclosures, patent and design patent rights (including any and all continuations, continuations-in-part, divisionals, provisionals, reissues, reexaminations and extensions thereof), inventions, discoveries and improvements, whether patentable or not; trademarks, service marks, trade names, trade dress, and all goodwill symbolized by or associated with any of the foregoing; copyrights, works of authorship whether or not published and whether or not fixed in tangible form, moral rights, neighboring rights, performer’s rights, rights arising under any law or convention granting protection analogous to or in lieu of copyright protection (including but not limited to for the protection of phonograms); rights relating to trade secrets (including trade secrets as defined in both common law and applicable statutory law), confidential business, technical and know-how information; Internet domain names, World Wide Web URLs and addresses; software source codes and object codes, databases, database rights, and rights in data; rights of publicity, rights regarding the use of any person’s name, likeness, or biography, and rights regarding the use of any video or audio recording of any person; all rights acquired by license with respect to any of the foregoing; all registrations granted or pending with respect to any of the foregoing; and all causes of action against any person for the infringement of any of the foregoing.

1.49        “Inventory” means the number of Netgem Model N5200 set top boxes equivalent to the Inventory Value set forth in Section 2.6(i).

1.50        “IRS” means the Internal Revenue Service.

1.51        “Key Employees” means the employees listed in Schedule 1.51.

1.52        “KIT” means KIT digital, Inc., a Delaware corporation, being the same corporation named in the preamble.

1.53        “KIT Indemnified Parties” has the meaning ascribed to such term in Section 8.1.

1.54        “KIT Common Shares” means shares of the common stock of KIT.

1.55        “Last Balance Sheet” has the meaning ascribed to such term in Section 3.3.1(a).

1.56        “Law” means any foreign, domestic, federal, state or local constitutional provision, statute or other law, rule, regulation, or interpretation of any Governmental Authority and any Order.

1.57        “Leased Property” has the meaning ascribed to such term in Section 3.6.1(a).

1.58        “Legal Proceeding” means any litigation, action, application, suit, investigation, hearing, claim, deemed complaint, grievance, civil, administrative, regulatory or criminal, arbitration proceeding or other similar proceeding, before or by any court, tribunal or Governmental Authority, and includes any appeal or review thereof and any application for leave for appeal or review.

1.59        “Liability” means any liability or obligation (whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unacrrued, liquidated or unliquidated, incurred or consequential or due or to become due).

1.60        “Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, adverse claim or other encumbrance in respect of such property or asset.

1.61        “Material Adverse Effect” means any change, event, development, effect or circumstance (i) that is, or is reasonably likely in the future to be, materially adverse to the Transferred Assets or (ii) that would reasonably be expected to prevent or materially delay or impair the ability of the Company to consummate the Transactions contemplated hereby; except in each case to the extent resulting from (A) changes in general domestic, foreign or international economic conditions, (B) changes affecting generally the industries or markets in which the Company operates, (C) acts of war, sabotage or terrorism, military actions or escalation thereof; (D) any changes in applicable laws or accounting rules or principles, including changes in GAAP, (E) any action required by this Agreement, (F) cancellation of any customer contracts or (G) the announcement of this Agreement and the Transactions contemplated by this Agreement.

1.62        “Material Contract” means a Contract which involves or may reasonably be expected to involve the payment to or by the Company of more than $75,000 per annum over the term of that Contract, a Contract or commitment relating to borrowed money, a Contract containing a non-competition or non-solicitation covenant or other provision that restricts the Business or any other Contract that is otherwise material to the operation of the Business.

1.63        “Money Laundering Laws” has the meaning ascribed to such term in Section 3.21.

1.64        “Multiemployer Plan” means a plan as defined in Section 3(37) of ERISA.

1.65        “OFAC” has the meaning ascribed to such term in Section 3.21.

1.66        “Order” means any decree, injunction, judgment, decision, order, ruling, assessment or writ.

1.67        “Other Intellectual Property” means Intellectual Property used by the Company that is not Owned Intellectual Property.

1.68        “Owned Intellectual Property” means Intellectual Property that is owned by the Company.

1.69        “Sezmi Technology” means Sezmi’s system and associated technology for a cloud-based TV platform including (i) Sezmi-designed end user hardware and Sezmi-designed software, (ii) any and all hardware, software, firmware, data models, templates, data integration tools or technology, data processing systems or mechanisms, computer code, including objects and tools, trade secrets, know-how, processes and Sezmi’s Intellectual Property related to or embodied in the foregoing. For the avoidance of doubt, the following Sezmi-designed software modules are Sezmi Technology: client software applications (STB, PC Client, Tablet Apps, Mobile Apps, web interface to CMS); content server applications; BSS/OSS server applications; and video delivery software.

1.70        “Pension Plan” shall mean each employee pension benefit plan within the meaning of Section 3(2) of ERISA which is established, maintained or as to which there is an obligation to contribute by or on behalf of the Company or any ERISA Affiliate, or under which the employees of the Company or any ERISA Affiliate receives any benefits.

1.71    “Permitted Liens” means (i) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business that are not material to the operations or financial condition of the Company and that are not resulting from a breach, default of violation by the Company of any Material Contract or Law, (ii) Liens for Taxes that are not due and payable or that may thereafter be paid without penalty provided an appropriate reserve has been established therefor accordance with GAAP; (iii) Liens that are immaterial in character, amount, and extent and which do not detract from the value or interfere with the present or proposed use of the properties they affect; (iv) conditions, easements and reservations of rights, including rights of way, for sewers, electric lines, telegraph and telephone lines and other similar purposes, and affecting the fee title to any real property owned or leased by the Company and the existence of which does not, and would not reasonably be expected to, materially impair the marketability, value or use and enjoyment of such real property; (v) with respect to Leased Property, Liens (including indebtedness) encumbering the fee interest title in any Leased Property and not attributable to the Company; and (vi) the Liens set out in Schedule 1.71.

1.72    “Permitted Transferee” of any Person means (i) for any individual, his or her spouse, ex-spouse, domestic partner, lineal descendant or antecedent, brother or sister, the adopted child or adopted grandchild, or the spouse or domestic partner of any child, adopted child, grandchild or adopted grandchild of such Person, or to a trust or trusts for the exclusive benefit of such Person or those members of such Person’s family or transfers by such Person by devise or descent and (ii) for any entity, (W) a transferee that does not change the beneficial ownership, (X) a parent, subsidiary or other affiliate of the entity, (Y) if the entity is a corporation, any of the entity’s partners, members or other equity owners, or retired partners, retired members or other equity owners, or to the estate of any of the entity’s partners, members or other equity owners or retired partners, retired members or other equity owners, or (Z) if the entity is a venture capital fund that is controlled by or under common control with one or more general partners or managing members, the general partners or managing members.

1.73     “Person” means an association, a corporation, an individual, a partnership, a trust or any other entity or organization, including a Governmental Authority.

1.74     “Property Leases” has the meaning ascribed to such term in Section 3.6.1.2.

1.75     “Public Software” has the meaning ascribed to such term in Section 3.6.2(i).

1.76     “Purchase Price” has the meaning ascribed to such term in Section 2.6.

1.77     “Purchaser” has the meaning ascribed to such term in the Preamble.

1.78     “Real Property” has the meaning ascribed to such term in Section 3.6.1(a).

1.79     “Related Agreements” means the the Bill of Sale and the Assignment and Assumption Agreement.

1.80     “Restriction” has the meaning ascribed to such term in Section 2.8(a).

1.81	“SEC Reports” has the meaning ascribed to such term in Section 4.6.

1.82	“Second Anniversary” means 31 December, 2013.

1.83	“Securities Act” has the meaning ascribed to such term in Section 4.6.

1.84         “Stock Escrow Agent” means Continental Stock Transfer & Trust Company, a New York corporation, or, if applicable, any successor transfer agent engaged by the Company from time to time .

1.85         “Subsidiary(ies)” shall mean an entity in which a party directly or indirectly owns, beneficially or of record, at least 50% of the outstanding equity or financial interest of such entity.

1.86         “Taxes” means any federal, state, local and foreign income or gross receipts tax, alternative or add-on minimum tax, sales and use tax, customs duty and any other tax, charge, fee, levy or other assessment, including, without limitation, property, transfer, occupation, service, license, payroll, franchise, excise, withholding, ad valorem, severance, documentary stamp, gains, premium, windfall profit, employment, rent or other tax, governmental fee or like assessment or charge of any kind whatsoever, together with any interest, fine or penalty thereon, addition to tax, additional amount, deficiency, assessment or governmental charge imposed by any federal, state, local or foreign taxing authority which are payable by the Company.

1.87         “Tax Return” includes any material report, statement, form, return or other document or information required to be supplied to a taxing authority in connection with taxes.

1.88         “Third Party Expenses” includes all fees and expenses incurred in connection with this Agreement including, without limitation, legal, accounting, financial advisory consulting, and all other fees and expenses of third parties incurred or payable by the in connection with this Agreement and the Transactions contemplated.

1.89	“Transfer” has the meaning ascribed to such term in Section 2.8(a).

1.90         “Transfer Agent” means Continental Stock Transfer & Trust Company, a New York corporation, or, if applicable, any successor transfer agent engaged by the Company from time to time.

1.91	“Transferred Assets” has the meaning ascribed to such term in Section 2.1.

1.92         “Transferred Contracts” has the meaning ascribed to such term in Section 2.1(b).

1.93	“Transactions” has the meaning ascribed to such term in the preamble.

1.94	“Transfer Taxes” has the meaning ascribed to such term in Section 2.11.

1.95         “Welfare Plan” shall mean each employee welfare benefit plan within the meaning of Section 3(1) of ERISA which is established, maintained or to which there is an obligation to contribute by or on behalf of the Company or any ERISA Affiliate, or under which the employees of the Company or any ERISA Affiliate receives any benefits.

1.96         “Weighted Average Price” means the average of the closing price per KIT Common Shares for the period of time specified prior to the relevant date (or event), with a weighting factor for trading volume, on The Nasdaq Global Stock Market (or, if the shares of KIT Common Shares are not then traded on The Nasdaq Global Stock Market but are traded on any internationally recognized stock exchange, which shall include without limitation the London Stock Exchange (including the London AIM), the New York Stock Exchange, the Toronto Stock Exchange and the Tokyo Stock Exchange, as reported on the applicable website of such internationally recognized stock exchange (or such internationally recognized  stock exchange which is the primary exchange based on the volume of shares of KIT Common Shares, if there are multiple such internationally recognized stock exchanges), or if such website is unavailable, as reported on the website www.bloomberg.com).  In calculating the Weighted Average Price there shall be excluded any directly placed securities under an S-3 registration statement or prospectus supplement.  For purposes of calculating the Earn Out and the Additional Earn Out, the assigned value for the Weighted Average Price shall not be less than twenty (20%) percent and not greater than thirty (30%) of the Weighted Average Price for the KIT Closing Shares.

ARTICLE II

PURCHASE AND SALE OF ASSETS

2.1   Transferred Assets.  Upon the terms and subject to the conditions set forth in this Agreement, at the closing of the Transactions contemplated by this Agreement (the “Closing”), the Company shall sell, transfer, assign, convey and deliver to Purchaser, and Purchaser shall acquire from the Company, all of the Company’s right, title and interest in all assets and properties of the Company other than the Excluded Assets, as the same shall exist at the Closing (collectively, the “Transferred Assets”), including the following:

(a)           all Owned Intellectual Property used or held for use by the Company, including without limitation those items of Intellectual Property listed in Schedule 2.1(a);

(b)           subject to Section 2.5, all Contracts, agreements, and arrangements of the Company, including, to the extent permitted under such agreements, rights of the Company to Other Intellectual Property, all of which are listed in Schedule 2.1(b), (collectively, the “Transferred Contracts”), for which Purchaser assumes all of the Company’s liabilities and obligations thereunder;

(c)           all personal property of the Company, including the property listed in Schedule 2.1(c);

(d)           all franchises, consents, marketing rights, permits, authorizations, approvals and other licenses issued by governmental or regulatory bodies issued to the Company to the extent their transfer is permitted by law;

(e)           all of the Company’s rights to income, royalties, damages and payments due at or after Closing and all other rights with respect thereto (including rights to damages and payments for past, present, or future infringements or misappropriations of any Owned Intellectual Property);

(f)           all causes of action, demands, judgments, claims (but excluding insurance claims and counterclaims to Legal Proceedings subject to Section 2.4(a)(iii)), indemnity rights or other rights in which, in connection with or with respect to the Transferred Assets of the Company;

(g)           all books and records of the Company, including correspondence, production records, accounting records, and property records with respect to the Transferred Assets, and mailing lists, customer and vendor lists, Owned Intellectual Property prosecution files and regulatory files (including master files), excluding books and records in the possession of the Company’s independent public accountant (including the work papers of such independent public accountant) (the “Books and Records”);

(h)           all prepayments made by the Company;

(i)            all of the Company’s prepaid expenses, all of the Company’s advances and deposits (including security deposits), all payments in transit to the Company, including accounts receivable for which checks have been received by the Company for deposit prior to the Closing Date and credit card payments made prior to the Closing Date but not credited to the Company’s account prior to the Closing Date;

(j)           all interest in and to all telephone, telex and telephone facsimile numbers, domain names and other directory listings; and

(k)           the assets described in Schedule 2.1(k).

2.2         Excluded Assets.  Notwithstanding the provisions of Section 2.1 above, the Transferred Assets do not include, and the Company does not hereby transfer to KIT any of the following assets (hereinafter the “Excluded Assets”):

(a)           the Contracts listed on Schedule 2.2(a);

(b)           the consideration delivered by Purchaser to the Company pursuant to this Agreement and all rights of the Company under this Agreement;

(c)           the Employee Benefit Plans and any assets thereof, except as set forth in Section 7.4 of this Agreement;

(d)           the Company’s Tax Returns and Tax records;

(e)           all policies of insurance and fidelity, surety or similar bonds;

(f)           any refunds or credits of Taxes paid by the Company (including any interest thereon);

(g)           the minute books, stock books, corporate seals and other corporate records of the Company relating to its organization and existence;

(h)           any governmental licenses, permits and approvals issued to the Company, to the extent their transfer is not permitted by law;

(i)            any books and records that the Company or any of its Affiliates are required to retain pursuant to any applicable statute, rule, regulation or ordinance or which relate to the Excluded Assets or the Excluded Liabilities; and

(j)            the assets described in Schedule 2.2(j).

2.3  Assumed Liabilities.  From and after the Closing Date, Purchaser agrees to assume and to fully pay, discharge, satisfy and perform when due, all Liabilities with respect to the Contracts, and work in progress, or arise out of the Transferred Assets following the Closing (the “Assumed Liabilities”), other than Excluded Liabilities, including the following:

(a)           all trade accounts payable, accrued liabilities and expenses to the extent relating to the work in progress as of the Closing Date to the extent that the Company has not received any customer deposit or payment to be credited against such expenses and liabilities;

(b)           all of the Liabilities of the Company arising under or relating to the Transferred Contracts accruing following the Closing, excluding Legal Proceedings other than those set out in Schedule 3.5.1;

(c)           all of the Liabilities assumed by Purchaser pursuant to the Assignment and Assumption Agreement;

(d)           all Transfer Taxes and Taxes related to the ownership of the Transferred Assets following the Closing other than Income Taxes of the Company;

(e)           all pre-Closing Liabilities arising under or relating to the Transferred Assets through the Closing Date, as set forth on Schedule 2.3(e).

(f)           all Liabilities to be settled by 4 January 2012 as set forth on Schedule 2.3(f); and

(g)           All Liabilities (including, Third Party Expenses that do not exceed the cap set forth in Section 10.4) to be settled within seven (7) Business Days of Closing as set forth on Schedule 2.3(g).

It being understood that the Assumed Liabilities set forth in clauses (a), (e), (f) and (g) of this Section 2.3 are to be deducted from the Purchase Price (without duplication) in accordance with Section 2.6(g) and, if not disclosed hereunder and become payable by KIT following the Closing, shall be indemnifiable Damages pursuant to Section 8 of this Agreement.

2.4      Excluded Liabilities.  The Company shall remain responsible for only the following liabilities and obligations of the Company (the “Excluded Liabilities”):

(a)           all liabilities exclusively arising out of or relating to the Excluded Assets; and

(b)           Liabilities for Taxes of the Company; and

(c)           all Benefit Liabilities not specifically assumed by Purchaser in Section 7.4.

2.5     Transferred Contracts.  Notwithstanding anything to the contrary contained in this Agreement, to the extent that the sale, assignment, lease, sublease, transfer, conveyance or delivery or attempted sale, lease, sublease, assignment, transfer, conveyance or delivery to Purchaser, of any asset that would be a Transferred Asset or any claim or right or any benefit arising thereunder or resulting therefrom is prohibited by any applicable law or would require any governmental or third party authorizations, approvals, consents or waivers, and such authorizations, approvals, consents or waivers shall not have been obtained prior to the Closing, the Closing shall proceed and Purchaser shall pay the full Purchase Price at Closing, without the sale, assignment, lease, sublease, transfer, conveyance or delivery of such asset, and this Agreement shall not constitute a sale, assignment, sublease, transfer, conveyance or delivery of such asset or an attempt thereof.  In the event that the Closing proceeds without the transfer, sublease or assignment of any such asset, then following the Closing, the parties shall use reasonable efforts and cooperate with each other to obtain promptly such authorizations, approvals, consents or waivers; provided, however, that the Company shall not be required to pay any consideration or compromise any rights not otherwise required by this Agreement to be compromised for any such authorization, approval, consent or waiver, other than filing, recordation or similar fees, which shall be reimbursed by Purchaser.  Pending such authorization, approval, consent or waiver, the parties shall cooperate with each other in any mutually agreeable, reasonable and lawful arrangements designed to provide to Purchaser the benefits of use of such asset and to the Company, the benefits, including any indemnities, that they would have obtained had the asset been conveyed to Purchaser at the Closing.  To the extent that Purchaser is provided the benefits pursuant to this Section 2.5 of any Transferred Contract, Purchaser shall perform for the benefit of the other Persons that are parties thereto the obligations of the Company, thereunder and pay, discharge and satisfy any related liabilities that, but for the lack of an authorization, approval, consent or waiver to assign such liabilities to Purchaser, would be Assumed Liabilities.  Once authorization, approval, consent or waiver for the sale, assignment, lease, sublease, transfer, conveyance or delivery of any such asset not sold, assigned, leased, subleased, transferred, conveyed or delivered at the Closing is obtained, the Company, shall assign, lease, sublease, transfer, convey or deliver such asset to Purchaser at no additional cost to Purchaser.  To the extent that any such asset cannot be transferred or the full benefits of use of any such asset cannot be provided to Purchaser following the Closing pursuant to this Section 2.5, then Purchaser and the Company shall enter into such arrangements (including leasing, subleasing, sublicensing or subcontracting) to provide to the parties the economic (taking into account Tax costs and benefits) and operational equivalent, to the extent permitted, of obtaining such authorization, approval, consent or waiver and the performance by Purchaser of the obligations thereunder.  The Company shall pay to Purchaser promptly upon receipt thereof, all income, proceeds and other monies received by the Company in connection with their use of any asset (net of any Taxes and any other costs imposed upon the Company or in connection with the arrangements under this Section 2.5.

2.6           Purchase Price.  In accordance with the terms of this Agreement, the consideration (“Purchase Price”) payable by KIT to the Company for the Transferred Assets will be:

(a)           Closing Payment. Subject to adjustment as provided for herein, KIT shall pay to the Cash Escrow Agent Seven Million Five Hundred Thousand Dollars ($7,850,000) in cash by wire transfer (the “Cash Consideration”); and Nineteen Million One Hundred Fifty Thousand Dollars ($19,150,000) (the “Base Purchase Price”) in KIT Common Shares determined by dividing (x) the Adjusted Base Purchase Price (as defined in Section 2.6(g) below) by (y) the Weighted Average Price for the 20 trading days immediately preceding the Closing (the “KIT Closing Shares”).  The parties shall prepare and agree upon a “Flow of Funds” memorandum setting forth the details of each Closing Date payment, including, without limitation, the payor, payee, wiring or other payment instructions and other reasonably requested information.  In furtherance thereof, KIT shall cause to be issued and delivered at or promptly following the Closing, subject to clauses (d) through (h) of this Section 2.6:

(i)           instructions to the Transfer Agent of KIT to issue in the name of the Company, or as directed by the Company in writing, the KIT Closing Shares deliverable at the Closing (less the number of Escrow Shares (as defined below));

(ii)          instructions to the Transfer Agent of KIT to issue in the name of the Company, or as directed by the Company in writing, the Escrow Shares to be delivered at the Closing to the Stock Escrow Agent; and

(iii)        cash payments in immediately available funds (or stock payments, as applicable) to the creditors and payees set forth on Schedule 2.3(f) in the amounts set forth opposite each such entity’s name under the heading “Cash Amount Due at Closing” (it being understood that such cash payments will reduce the Base Purchase Price in accordance with the Purchase Price Adjustment set forth in Section 2.6(g) below).

(b)          Earn-Out.  Provided that at least sixty percent (60%) of the Key Employees remain in the employment of KIT (or an Affiliate of KIT) at the end of each relevant period, then the Company (or its designated successor) shall be entitled to the following payments (each an “Earn Out Payment” and, collectively, the “Earn Out Payments”):

(i)           First Anniversary Payment.  Provided the Company Revenue is achieved during the First Earn Out Period, KIT shall cause to be issued and delivered promptly to the Company (or its designated successor), or as directed in writing by the Company (or its designated successor), in accordance with Section 2.11, subject to clauses (d) through (f) of this Section 2.6, a dollar value (payable in KIT Common Shares) equal to (X*Y)-Z, where “X” is equal to 1.0 (the “First Period Multiplier”), “Y” is equal to (i) the Company Revenue minus (ii) $2,247,000, and “Z” is equal to US$4,000,000 (the “Advance”), which dollar value for the First Earn Out Period will not exceed US$40,000,000 (the “First Anniversary Earn Out”).  The number of KIT Common Shares payable in respect of the First Anniversary Earn Out shall be determined by dividing (x) the First Anniversary Earn Out by (y) the Weighted Average Price for the 20 trading days immediately preceding the First Anniversary Date.  If the Company Revenue is not achieved during the First Earn Out Period, the First Period Multiplier shall be reduced to 0.2 and references to the “Company Revenue” in this clause (b)(i) shall instead be deemed to be references to “Earn Out Revenue.”  To the extent the Company Revenue cannot support the deduction of the Advance, any portion of the Advance not deducted from the First Anniversary Earn Out (such reduced amount, the “Advance Balance”) shall be carried forward to the Second Earn Out Period (and Third Earn Out Period, if necessary) and shall be deducted from the Company Revenue in accordance with the formula set out in this clause 2.3(b)(i) until the Advance Balance, as adjusted, has been deducted in full.

(ii)          Second Anniversary Payment.  Provided the Company Revenue is achieved during the Second Earn Out Period, KIT shall cause to be issued and delivered promptly to the Company (or its designated successor), or as directed in writing by the Company (or its designated successor), in accordance with Section 2.11, subject to clauses (d) through (f) of this Section 2.6, a dollar value (payable in KIT Common Shares) equivalent to (X) 0.5 (the “Second Period Multiplier”) multiplied by (Y) the Company Revenue, which dollar value for the Second Earn Out Period will not exceed US$30,000,000 (the “Second Anniversary Earn Out”).  The number of KIT Common Shares payable in respect of the Second Anniversary Earn Out shall be determined by dividing (x) the Second Anniversary Earn Out by (y) the Weighted Average Price for the 20 trading days immediately preceding the Second Anniversary Date.  If the Company Revenue is not achieved during the Second Earn Out Period, the Second Period Multiplier shall be reduced to 0.15 and references to the “Company Revenue” in this clause (b)(ii) shall instead be deemed to be references to “Earn Out Revenue.”

(iii)         Third Anniversary Payment.  Provided the Company Revenue is achieved during the Third Earn Out Period, KIT shall cause to be issued and delivered promptly to the Company (or its designated successor), or as directed in writing by the Company (or its designated successor), in accordance with Section 2.11, subject to clauses (d) through (f) of this Section 2.6, a dollar value (payable in KIT Common Shares) equivalent to (X) 0.1 (the “Third Period Multiplier”) multiplied by (Y) the Company Revenue, which dollar value for the Third Earn Out Period will not exceed US$10,000,000 (the “Third Anniversary Earn Out” and, together with the First Anniversary Earn Out and Second Anniversary Earn Out, the “Earn Outs”).  The number of KIT Common Shares payable in respect of the Third Anniversary Earn Out shall be determined by dividing (x) the Third Anniversary Earn Out by (y) the Weighted Average Price for the 20 trading days immediately preceding the Third Anniversary Date.  If the Company Revenue is not achieved during the Third Earn Out Period, the Third Period Multiplier shall be reduced to 0.05 and references to the “Company Revenue” in this clause (b)(iii) shall instead be deemed to be references to “Earn Out Revenue.”

Each of the Earn Outs will be calculated in accordance with Section 2.11, and paid after six (6) months of revenue performance.  Although KIT reserves the right, at its sole discretion, to discontinue the use or development of Sezmi Technology at any time, for so long as KIT determines to continue to use or develop the Sezmi Technology, KIT agrees to use its reasonable best efforts to fund and otherwise develop the Sezmi Technology, including sales efforts in connection therewith, with the goal of facilitating the achievement of the Earn Outs.

(c)           Additional Earn-Out.  Provided not more than 35% of the Designated Employees are dismissed for cause or resign prior to the payment of each relevant Earn Out, the Company (or its designated successor) shall be entitled to an Additional Earn-Out until the Second Anniversary calculated as follows:

(i)           KIT shall cause to be issued and delivered promptly to the Company (or its designated successor), within 30 days after accounts are available and approved by the auditors of the Company, subject to clauses (d) through (f) of this Section 2.6, a dollar value (payable in KIT Common Shares equivalent to (A) 0.25 multiplied by (B) the Asset Revenue calculated at the end of each six (6) month interval period beginning on the Closing Date and ending on the Second Anniversary (each such amount, a “Additional Earn-Out Amount”).  The number of KIT Common Shares payable in respect of each Additional Earn-Out Amount shall be determined by dividing (x) the applicable Additional Earn-Out Amount less the aggregate withholding tax obligation by (y) the Weighted Average Price for the 20 trading days immediately preceding the applicable Calculation Date. The maximum amount of the Additional Earn-Out Amounts in the aggregate shall be US$5,000,000.  The Additional Earn-Out Amounts will be calculated and paid by January 31st and July 31st, after six (6) months of revenue performance the (“Calculation Date”).

(ii)           In the event a Designated Employee is dismissed for cause or resigns, the Additional Earn-Out attributed to said individual as set forth in Schedule 1.24 shall be forfeited and re-allocated among the remaining Designated Employees on a pro rata basis.

(d)           Rounding.  Where the aggregate number of KIT Common Shares deliverable to any Person pursuant to this Agreement is less than a whole share, then the number of shares of KIT Common Shares issuable to such Person shall be rounded to the nearest whole share.

(e)           Cash Substitution.  KIT in its sole and absolute discretion may deliver cash to the Company in lieu of delivering any or all KIT Common Shares pursuant to any of the preceding provisions of this Section 2.  The amount of cash will be equal to the number of shares of KIT Common Shares which would have been issued times the Weighted Average Price used to calculate the relevant number of shares to be issued pursuant to this Section 2.6, discounted by five percent (5%). Also, in order to comply with Nasdaq market rules, in no event shall KIT be obligated to issue such number of shares of KIT Common Shares equal to or more than 19.9% of its outstanding shares of KIT Common Shares, determined before the closing of this transaction, under the terms of this Agreement, and if KIT cannot issue any or part of the shares of KIT Common Shares as a result of this sentence KIT shall deliver cash in lieu thereof in accordance with the preceding provisions of this Section 2.6(e).

(f)            Withholding Taxes. KIT and its respective agents shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person, such amounts as KIT or its agents may reasonably determine it is required to deduct and withhold with respect to the making of such payment under any applicable provision of Law.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to such Person in respect of which such deduction and withholding was made.

(g)           Purchase Price Adjustment.  Immediately prior to Closing, the Company shall provide KIT with a final version of Schedule 2.3(e) (which will include, without limitation, a list of all Third Party Expenses and all other Liabilities payable at Closing) (the “Known Pre-Closing Liabilities Statement”).  The Known Pre-Closing Liabilities Statement shall be subject to Purchaser’s reasonable approval, which approval shall not be unreasonably withheld or delayed.  The Base Purchase Price payable at the Closing shall be decreased by the amount set forth on the Known Pre-Closing Liabilities Statement and increased by an amount equal to the sum of (i) the Company’s cash and liquid investments, (ii) current and collectible accounts receivables, (iii) billed but collectible revenues related to completed work and (iv) short-term inventory (at current depreciated value) (such adjusted amount, the “Adjusted Base Purchase Price”).  With the exception of the Harris Claim which shall be subject to settlement in accordance with Section 5.6, KIT agrees to remit payments (in immediately available funds or, if agreed upon by a creditor, shares of KIT common stock) and/or reach a settlement agreement with each of the entities set forth on Schedule 2.3(e) 75 days from Closing (it being understood and agreed that the Assumed Liabilities on Schedule 2.3(e) will be paid by KIT in accordance with their terms and, if due and payable at Closing, will be paid by KIT by no later than the 40-days after the First Anniversary.  Notwithstanding whether an Assumed Liability is listed on Schedule 2.3(e) and the requirements of the prior sentence, if such Assumed Liability is also listed on either Schedule 2.3(f) or Schedule 2.3(g), then KIT agrees that it shall pay or otherwise enter into a settlement agreement for each of the Assumed Liabilities set forth in Schedule 2.3(f) by 4th January 2012; and for the Assumed Liabilities set forth in Schedule 2.3(g) within 7 Business Days of Closing.  Each entity set forth on Schedule 2.3(e) and Schedule 2.3(f) and Schedule 2.3(g) is an intended third party beneficiary of this Agreement, and any shares issued to such entities by KIT pursuant to this Section 2.6(g) will be registered for re-sale by KIT (through the filing of a registration statement which KIT will file and have declared effective as soon as practically possible after KIT has filed its Annual Report on Form 10-K for the year ended December 31, 2011 with the U.S. Securities and Exchange Commission in March 2011).

(h)          Reduction for Escrow Fund.  Purchaser shall issue instructions to its Transfer Agent to issue and deliver to the Stock Escrow Agent a number of KIT Common Shares, calculated in accordance with clause (i) of this Section 2.6(h), to serve as (i) a remedy for  indemnity or warranty claims as set out in Section 8 that arise during the twelve (12) month period following Closing; and (b) any adjustment to the Purchase Price attributable to Section 2.10.

(i)           At Closing a number of KIT Common Shares equal to US$2,475,000 (the “Escrow Amount”) divided by (B) the Weighted Average Price for the 20 trading days immediately preceding the Closing Date, shall be deposited with the Stock Escrow Agent.  The KIT Common Shares deposited with the Stock Escrow Agent shall be referred to as the “Escrow Fund”.

(ii)           The value of the KIT Common Shares used for determining the number of shares of KIT Common Shares to be deposited into the Escrow Fund shall be the same as is used to determine the number of shares issuable upon the Closing. Such withheld stock shall be deposited by Purchaser with the Stock Escrow Agent as provided herein as part of the Escrow Fund, whereupon each Person's rights and obligations with respect thereto shall be governed by the terms of the Escrow Agreement and this Agreement.

(i)           Inventory Adjustment.

(i)           The Base Purchase Price includes an anticipatory credit in the amount of $472,500 (the “Inventory Value”) for the Inventory to the Company.  At Closing, the number of KIT Common Shares, determined by dividing (x) the Inventory Value by (y) the Weighted Average Price for the 20 trading days immediately preceding the Closing (the “Inventory Shares”), shall be placed in a special separate escrow fund (the “Special Inventory Escrow”) with the Stock Escrow Agent, until such time that the Inventory is sold.  KIT shall provide a summary of Inventory sold along with the corresponding invoice (“Inventory Sales Invoice”) to the Company.

(ii)           Upon sale of the Inventory, to the extent KIT has received payment in cleared funds in respect of Inventory sales, KIT will instruct the Stock Escrow Agent to release a number of Inventory Shares from the Special Inventory Escrow equal to (A) the amount of cleared funds received by KIT in respect of Inventory Sales Invoice divided by (B) the Weighted Average Price for the 20 trading days immediately preceding the Closing.  After receipt of the Inventory Sales Invoice from KIT, the Company (or its designated representative) shall have the right, upon not less than five (5) Business Days prior written notice to KIT, to meet with KIT to discuss KIT’s calculation, shall have reasonable access during normal business hours to inspect the records, working papers, schedules, sales receipts and other documentation (which KIT shall maintain for a period of not less than three (3) years following the Closing) used or prepared by KIT in connection with the preparation of the Inventory Sales Invoice, in any such case solely for the purpose of verifying such calculation and the number of Inventory Shares released.

(iii)           Unless the Company (or its designated representative) shall deliver to KIT written notice of its disagreement (an “Inventory Dispute Notice”) with KIT’s determination of the Inventory Sales Invoice or the calculation of the number of Inventory Shares released, , which Dispute Notice shall detail the amount, nature and basis of the Company’s (or its designated representative’s) dispute, within fifteen (15) Business Days after delivery of the applicable calculation, KIT’s determination shall be final, conclusive and binding for all purposes and KIT shall authorize the Stock Escrow Agent to release (i) to the Company a number of Inventory Shares from the Special Inventory Escrow equal to (A) the amount of cleared funds received by KIT in respect of Inventory Sales Invoice divided by (B) the Weighted Average Price for the 20 trading days immediately preceding the Closing, and (ii) to KIT, the balance of any unreleased Inventory Shares, if any.

(iv)           In the event of a dispute and delivery of an Inventory Dispute Notice, KIT and the Company (or its designated representative) shall first use diligent good faith efforts to resolve such dispute.  If they are unable to resolve such dispute within fifteen (15) calendar days after delivery of the Dispute Notice, then the dispute shall be submitted to an independent nationally recognized United States accounting firm (which shall not be KIT’s then-current outside independent accounting firm) selected in writing by KIT and the Company (or its designated representative), which firm shall select one of its partners (the “Arbitrator”) to determine the matters in dispute.  KIT and the Company (or its designated representative) shall instruct the Arbitrator to make a decision as promptly as practicable but in no event later than thirty (30) calendar days after acceptance of such appointment.  A determination by the Arbitrator as to the resolution of any dispute (including all procedural matters) shall be binding and conclusive upon all parties.  A judgment of the determination made by the Arbitrator pursuant to this paragraph may be entered into and enforced by any court having jurisdiction thereover.  Each party shall bear its fees and expenses with respect to any proceeding under this paragraph, and the fees and expenses of the Arbitrator in connection with the resolution of disputes pursuant to this paragraph shall be paid by the non-prevailing party, who shall be determined by the Arbitrator.  As soon as practicable following the resolution by the Arbitrator, KIT and the Company shall jointly submit instructions to the Stock Escrow Agent to release the balance of the Special Inventory Escrow in accordance with the ruling of the arbitrator.

2.7         Purchase Price Allocation.  Within sixty (60) days after the Closing Date, KIT shall provide the Company with an allocation of the Purchase Price plus the absolute value of the Assumed Liabilities to the extent properly taken into account under the Code and the regulations promulgated thereunder among the Transferred Assets (the “Allocation”).  For a period of five days after KIT provides the Allocation to the Company, the Company shall have the opportunity to review and comment on the Allocation.  If any such comments are mutually agreed to, the Allocation as so revised (the “Final Allocation”) shall be conclusive and binding upon KIT, the Purchaser and the Company for all purposes, and the parties agree that all returns and reports (including IRS Form 8594, if applicable) and all financial statements shall be prepared in a manner consistent with (and the parties shall not otherwise file a Tax Return position inconsistent with) the Final Allocation unless required by the IRS or any other applicable taxing authority.

2.8         Restricted Securities; and Lock-Up.

(a)           The KIT Common Shares issuable pursuant to this Agreement shall constitute “restricted securities” under the Securities Act and  may only be sold or transferred in accordance with Rule 144 thereunder, when, if and to the extent that such exemption from registration is available to the holder of such securities and in accordance with the provisions of Regulation S, if applicable.  If such KIT Common Shares are not registered under the Securities Act, then before permitting any transfer of the KIT Common Shares issued hereunder may require an opinion in form and substance reasonably acceptable to KIT, which acceptability should not be unreasonably withheld, that such transfer is exempt from the registration requirements of the Securities Act.

(b)           With respect to any KIT Common Shares issued pursuant to Section 2.6(a) of this Agreement, such KIT Common Shares shall be subject to the restriction that the ultimate holder and owner of such shares of KIT Common Shares (each, a “Share Recipient” and, collectively, the “Share Recipients”) may not, other than to a Permitted Transferee who shall agree in a writing delivered to Purchaser to be bound by the restrictions contained in this Section 2.8, make any sale, any short sale of, loan, grant any option for the purchase of, or otherwise assign, pledge, hypothecate or dispose of (collectively, “Transfer”) any such shares for a period of nine (9) months from the date of issuance of such KIT Common Shares or, if earlier, upon a Change of Control (the “Restriction”), and thereafter no Share Recipient may make any Transfer of the KIT Common Shares which collectively with respect to such Share Recipient will result (A) in sales by such Share Recipient on any one day that exceeds 25% of the average daily volume for the preceding calendar month; and (B) in aggregate sales by each such Share Recipient in any calendar quarter that exceeds 2% of the total outstanding KIT Common Shares, except as otherwise expressly consented to by Purchaser.  In the event of a public announcement of a tender offer to purchase KIT Common Shares, the Share Recipients shall be entitled to sell their shares in such tender offer to the purchaser(s) named therein.  For purposes of this Agreement, the term “Transfer” shall include the entering into by a holder of KIT Common Shares of any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of KIT Common Shares, whether any such swap transaction is to be settled by delivery of KIT Common Shares or other securities, in cash or otherwise.  Notwithstanding the foregoing, Purchaser may, in its sole discretion require as a condition to any Transfer to a Permitted Transferee, require an opinion in form and substance reasonably acceptable to Purchaser, which acceptability shall not be unreasonably withheld, that such Transfer is exempt from the registration requirements of the Securities Act.  Notwithstanding anything to the contrary herein, none of the provisions of this Section 2.8(b) shall apply to shares of KIT common stock issued to entities set forth on either Schedule 2.3(e) or Schedule 2.3(f) in respect of those Assumed Liabilities.

(c)           Each certificate representing KIT Common Shares shall bear the following legends to the extent applicable to the holder of such KIT Common Shares:

“THE SHARES EVIDENCED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), AND MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF UNLESS AND UNTIL REGISTERED UNDER THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR UNLESS SUCH OFFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, TRANSFER OR OTHER DISPOSITION IS EXEMPT FROM REGISTRATION OR IS OTHERWISE IN COMPLIANCE WITH THE 1933 ACT, SUCH LAWS AND THE ASSET PURCHASE AGREEMENT DATED DECEMBER 30, 2011 BY AND AMONG KIT DIGITAL, INC. AND SEZMI CORPORATION (THE “ASSET PURCHASE AGREEMENT”), AS THE SAME MAY BE AMENDED FROM TIME TO TIME.

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RESTRICTION ON TRANSFER AND OTHER CONDITIONS AND RESTRICTIONS, AS MAY BE SPECIFIED IN THE ASSET PURCHASE AGREEMENT, COPIES OF WHICH ARE ON FILE AT THE OFFICE OF KIT DIGITAL, INC. AND WILL BE FURNISHED WITHOUT CHARGE TO THE STOCKHOLDER OF SUCH SHARES UPON WRITTEN REQUEST.”

(d)           KIT shall have the absolute right to give instructions to any transfer agent for its capital stock to give effect to the provisions of this Section 2.8 and neither such transfer agent nor KIT shall have any liability to any Person for any reasonable action taken (or not taken) in furtherance thereof so long as KIT or transfer agent acts in good faith.

2.9         Taking of Necessary Action; Further Action.  If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the with the Purchaser the full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company to be sold or otherwise transferred hereunder, the officers and directors of the Company and Purchaser are fully authorized in the name of their respective corporations or otherwise to take, and shall take, all such lawful and necessary action.

2.10       Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other substantially similar Taxes imposed on the Company and incurred by the Company in connection with this Agreement (collectively, “Transfer Taxes”), shall be allocated between the Company and KIT equally, provided that KIT’s maximum liability for the Transfer Taxes and any related transfer costs and fees (“Transfer Costs”) is US$30,000.  The Company’s liability for the Transfer Taxes and the Transfer Costs shall be paid from the Escrow Fund.  KIT will file, or cause to be filed, all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and the Company will join in the execution of any such Tax Returns and other documentation.  The parties hereto shall cooperate, to the extent reasonably requested and permitted by applicable law, in minimizing any such Transfer Taxes.

2.11       Procedure for Payment of Earn Out.

(a) For each Earn Out Period, KIT shall assess the Earn Out Revenue for such period as of the last day of the applicable Earn Out Period and shall, not later than the thirtieth (30th) day following the end of such Earn Out Period, prepare (or cause to be prepared) and deliver to the Company or its designated representative a final and detailed calculation of the amount to be paid to the Company in respect of the Earn Out Revenue for such period, if any, to which the Company is entitled, together with such documentation as may be reasonably necessary to support such calculations or which the Company or its designated representative may reasonably request in writing.  After receipt of each such calculation from KIT, the Company (or its designated representative) shall have the right, upon not less than five (5) Business Days prior written notice to KIT, to meet with KIT to discuss KIT’s calculation, shall have reasonable access during normal business hours to inspect the records, working papers, schedules and other documentation (which KIT shall maintain for a period of not less than three (3) years following the Closing) used or prepared by KIT in connection with the preparation of such calculation, in any such case solely for the purpose of verifying such calculation.  Unless the Company (or its designated representative) shall deliver to KIT written notice of its disagreement (a “Dispute Notice”) with KIT’s determination of the amount of Earn Out Revenue or the calculation of the relevant Earn Out Payment for such Earn Out Period, which Dispute Notice shall detail the amount, nature and basis of the Company’s (or its designated representative’s) dispute, within fifteen (15) Business Days after delivery of the applicable calculation, KIT’s determination shall be final, conclusive and binding for all purposes.

(b)           In the event of such a dispute and delivery of a Dispute Notice, KIT and the Company (or its designated representative) shall first use diligent good faith efforts to resolve such dispute.  If they are unable to resolve such dispute within fifteen (15) calendar days after delivery of the Dispute Notice, then the dispute shall be submitted to an independent nationally recognized United States accounting firm (which shall not be KIT’s then-current outside independent accounting firm) selected in writing by KIT and the Company (or its designated representative), which firm shall select one of its partners (the “Arbitrator”) to determine matters in dispute.  KIT and the Company (or its designated representative) shall instruct the Arbitrator to make a decision as promptly as practicable but in no event later than thirty (30) calendar days after acceptance of such appointment.  A determination by the Arbitrator as to the resolution of any dispute (including all procedural matters) shall be binding and conclusive upon all parties.  A judgment of the determination made by the Arbitrator pursuant to this paragraph may be entered into and enforced by any court having jurisdiction thereover.  Each party shall bear its fees and expenses with respect to any proceeding under this paragraph, and the fees and expenses of the Arbitrator in connection with the resolution of disputes pursuant to this paragraph shall be paid by the non-prevailing party, who shall be determined by the Arbitrator.

(c)         If and to the extent that the Earn Out Revenue for such period would result in an Earn Out Payment to the Company, then as soon as practicable, which shall be not later than the fifth (5th) Business Day following the earlier of (i) the resolution of any dispute pursuant to Section 2.11(b), (ii) the expiration of the time period during which the Company (or its designated representative) may deliver the Dispute Notice pursuant to Section 2.11(a) without delivery of any such Dispute Notice or (iii) the written and unconditional waiver by the Company (or its designated representative) of the time period during which the Company (or its designated representative) may deliver the Dispute Notice pursuant to Section 2.11(a), KIT shall deliver to the Company the Earn Out Payment to which the Company is entitled with respect to such Earn Out Period.

ARTICLE III

COMPANY REPRESENTATIONS
AND WARRANTIES

3.           Representations and Warranties of the Company.  Except as otherwise set forth in the Disclosure Schedules to this Agreement, the Company represents and warrants to KIT as follows:

3.1.        Organization and Qualification.  The Company is duly formed and validly existing as a corporation in good standing under the laws of the State of Delaware and has all corporate power and authority to own or lease and operate its properties and assets and to carry on the Business in the manner in which such Business is now being conducted.  The Company is duly qualified to do business as a foreign corporation and is in good standing in every jurisdiction in which the nature of the Business or the character or location of the properties owned or leased by it makes such qualification necessary except where the failure to be so qualified, whether singly or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.  The Company does not own, beneficially or otherwise, directly or indirectly, any equity securities or other securities or other ownership interest of any Person.

3.2.          Authority.  The Company has the requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.  This Agreement and all other agreements to be executed in connection herewith by the Company have been duly executed and delivered by the Company, have been duly authorized by all necessary corporate action by the Company (including, without limitation, any required authorization by the board of directors and shareholders of the Company) and constitute legal, valid and binding obligations of the Company enforceable in accordance with their respective terms subject to applicable bankruptcy, insolvency, reorganization, moratorium, marshaling, fraudulent conveyance and other laws affecting rights of creditors, debtors or equity holders generally.  Neither the execution and delivery of this Agreement or the Cash Escrow Agreement nor compliance with the terms and provisions hereof or thereof will (a) violate any provision of the certificate of incorporation, by-laws or other governing documents of the Company, (b) violate any law, statute, regulation, judgment, injunction, order or decree of any Governmental Authority to which the Company is subject, (c) except as set forth on Schedule 3.2, result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under any of the material Transferred Contracts, or give to others any rights of termination, amendment, acceleration or cancellation of any of the material Transferred Contracts, or result in the creation of any Lien on the any of the material Transferred Contracts, or (d) prohibit or materially impair the Company’s ability to perform its obligations under this Agreement or the Cash Escrow Agreement.

3.3.         Financial Condition.

3.3.1.    Financial Statements.

(a)          Set forth on Schedule 3.3.1 are copies of the following (collectively, the “Financial Statements”):  (i) the unaudited financial statements of the Company for the fiscal years ended December 31, 2010 and December 31, 2009 including balance sheets as at December 31, 2010 and December 31, 2009; (ii) the related statements of income and of changes in financial position for the fiscal years then ended; (iii) the unaudited interim financial statements of the Company for the eleven (11) month period ended November 30, 2011, including a balance sheet as at November 30, 2011 (the “Last Balance Sheet”); and (iv) the related statements of income and of changes in financial position for the eleven (11) month period then ended.

(b)         The Financial Statements: (i) are correct and complete in all material respects and have been prepared in accordance with the books and records of the Company; (ii) have been prepared in accordance with generally accepted accounting principles (“GAAP”) consistently applied throughout the periods covered; (iii) reflect and provide reasonable reserves for all known contingent liabilities, including all known contingent liabilities as of their respective dates; and (iv) present fairly the consolidated financial condition of the Company at such date and the results of its operations for the fiscal period then ended.

(c)         The Company (i) keeps books, records and accounts that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company.  Neither the Company nor, to the knowledge of the Company, any employee, agent or shareholder of the Company, has received or retained any funds in violation of any applicable law, rule or regulation.

3.3.3.     Indebtedness  The Company does not have any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of the Company except:

(a)          as disclosed, reflected or reserved against in the Last Balance Sheet;

(b)         for items set forth on Schedule 3.3.3;

(c)          for liabilities and obligations incurred in the ordinary course of business since the date of the Last Balance Sheet; or

(d)          liabilities in respect of the Transferred Contracts.

3.4.         Tax Matters.

3.4.1.     Tax Returns; Disputes.  The Company has filed, within the time and in the manner prescribed by law, all federal, and all material state and local Tax Returns required to be filed by it and has paid all Taxes shown to be due thereon.  All such Tax Returns were correct in all material respects.  There are no outstanding assessments or taxes otherwise due that if not paid on a timely basis would result, on or after the Closing Date, in any Liens for Taxes on any of the Transferred Assets.  There is no pending or threatened United States federal or applicable state or local tax audits involving the Company.

3.4.2.     Section 168.  None of the Transferred Assets owned or used by the Company is tax-exempt use property.

3.5.        Legal Proceedings.

3.5.1.     Legal Proceedings Pending or Threatened.  Except as set forth on Schedule 3.5.1, there is no Legal Proceeding pending, or to the knowledge of the Company, threatened in writing, before any Governmental Authority in which the Company is a party or  which would reasonably be expected to materially and adversely affect the Company, the Transferred Assets or the Business. Schedule 3.5.1 sets forth all Legal Proceedings to which the Company is party, or has been a party since January 1, 2007.

3.5.2.     Business Enjoined.  Neither the Company, nor to the knowledge of the Company, any employee, manager or agent of the Company, has been permanently or temporarily enjoined by any Order of any Governmental Authority from engaging in or continuing any conduct or practice material to the Transferred Assets.

3.5.3.     Violation of Law; Permits.  The Company is not in violation of any provision of any material law, decree, order or regulation applicable to the Company or its Business, Transferred Assets, properties or assets, including, without limitation, those relating to antitrust or other anticompetitive practices, to employment practices (such as discrimination, health and safety), and to minority business enterprises, except for such violations which, singly or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.  The Company has all permits required with respect to the Transferred Assets or in the conduct of the Business and the operation of the Real Property, all of which permits are set forth on Schedule 3.5.3.  To the knowledge of the Company, there is no pending federal, state or local zoning or use regulation, restriction or compliance requirement that would materially and adversely affect the Transferred Assets.

3.6.         Properties and Assets of the Company.  The Company owns or otherwise has the right to use all of the Transferred Assets.  Upon consummation of the transactions contemplated by this Agreement, the Purchaser will have good and marketable title to or the right to use the Transferred Assets that are currently owned by the Company, free and clear of all Liens, except for Permitted Liens, and, with respect to all other Transferred Assets, it has good and valid licenses to such Transferred Assets or other lawful rights to use such Transferred Assets.  To the knowledge of the Company, the Transferred Assets are sufficient in all material respects to permit the Purchaser to carry on the Business as presently conducted by the Company.

3.6.1.      Title to Real Property.

(a)          The Company does not own or have any legal or equitable title in any real property and Schedule 3.6.1 is a true, correct and complete list and description of each lease of real property under which the Company currently is a lessee, lessor, sublessee or sublessor (the “Leased Property”).  The Leased Property and the real property subject to the Leases sometimes collectively are referred to as the “Real Property.”

(b)         The Company has a valid leasehold interest in the Leased Property and the Company’s interests therein are free and clear in each case of all Liens, except Permitted Liens, which either individually or in the aggregate would have a Material Adverse Effect on the present use, operation, value or enjoyment of any of the Leased Property.

(c)         Except as set forth on Schedule 3.6.1, the Leased Property currently is being used only as the offices of the Company.

3.6.1.1.  Assessments.  To the knowledge of the Company, there is no special proceeding pending or threatened in writing, in which any taxing authority having jurisdiction over any of the Leased Property is seeking to increase the assessed value thereof.

3.6.1.2.  Property Leases.  True and complete copies of all leases to which the Company is currently a party respecting any Real Property and all other instruments granting such leasehold interests, rights, options or other interests (including all amendments, modifications and supplements thereto) have been delivered or made available to KIT (the “Property Leases”).

3.6.1.3  No Breach or Event of Default; Property Leases.  With respect to the Property Leases, neither the Company, nor, to the knowledge of the Company, any other party to any Property Leases is in breach or default, and, to the knowledge of the Company, no event has occurred which, with notice or lapse of time, would constitute such a breach or default or permit termination, modification or acceleration under the Property Leases.  All of the Property Leases are in full force and effect and are valid and enforceable against the parties thereto in accordance with their terms.  All rental and other payments due from the Company under each of the Property Leases have been duly paid in accordance with the terms of such Property Leases.  The consummation of the transactions contemplated by this Agreement will not require the consent of any party to and will not constitute an event of default under or permit any party to terminate or change the existing terms of any Property Lease.

3.6.1.4 Violation of Law.    To the knowledge of the Company, none of the Real Property or any condition or activity thereon, any plants, buildings, fixtures, or improvements located thereon, or the current use, operation or maintenance thereof is in material violation of any material Law which either individually or in the aggregate would have a Material Adverse Effect.

3.6.1.5  Location.  All Transferred Assets  are maintained in Belmont, CA.

3.6.2.    Intellectual Property.

(a)           (i)           Schedule 3.6.2-1 contains a complete and correct list of all Material Contracts between the Company and any third party pursuant to which the Company is required to pay royalties to any third party in respect of Other Intellectual Property. To the Knowledge of the Company, there is no Other Intellectual Property included in the works listed on Schedule 3.6.2-1 for which no Contract exists.

(ii)           Schedule 3.6.2-2 contains a complete and correct list of all existing and pending registrations of patents, trademarks, service marks, and trade dress rights of the Company.

(iii) All registrations listed on Schedule 3.6.2-2 that are not applications are, to the Knowledge of Company valid, enforceable and subsisting.  The Company is current in the payment of all necessary registration, maintenance and renewal fees in connection with such registrations, and the Company is current in the filing of all necessary documents and certificates in connection therewith with the relevant patent, copyright, trademark, or other authorities in the United States or foreign jurisdictions, as the case may be, for the purpose of maintaining such items.  Schedule 3.6.2-2a contains a complete and correct list of any actions that must be taken by the Company within one hundred twenty (120) days after the Closing Date for the purpose of obtaining, maintaining, perfecting, preserving or renewing such items.

(iv) Schedule 3.6.2-3 contains a complete and correct list of all existing Material Contracts pursuant to which the Company has granted any rights in any Intellectual Property to any third party.

(b)           Except as set forth on Schedule 3.6.2-4, in the three year period preceding the date of this Agreement, the Company has not received a “cease and desist letter” or any other communication from a third party challenging the Company’s ownership or rights in any Owned Intellectual Property or in any Other Intellectual Property exclusively licensed by the Company, and to the Knowledge of the Company, there is no action pending or threatened in writing against the Company claiming that the Company or the Transferred Assets has infringed or is infringing any Intellectual Property of any third party.  To the Knowledge of the Company, there neither has been nor currently exists any material infringement of any Owned Intellectual Property  by any third party including, without limitation, any employee or former employee of the Company.

(c)           The Company owns or otherwise has a valid right or license to all Other Intellectual Property used in the Business.  The Purchaser will acquire all right, title and interest in and to the Owned Intellectual Property free and clear of any and all Liens, other than Permitted Liens, on the Closing Date upon the consummation of the transactions contemplated by this Agreement.  Except to the extent waived in writing by KIT in its sole discretion, the Company will use commercially reasonable efforts prior the Closing to receive permissions to assign all licenses by owners of Other Intellectual Property listed in Schedule 3.6.2(c) to the extent that such consents are needed to assign such licenses.

(d)           Except as noted in such schedules, true and complete copies of all Contracts indentified on Schedules 3.6.2-1 and 3.6.2-3 have been delivered or made available to KIT.

(e)           The Company has, consistent with reasonable business judgment, taken appropriate steps to protect, preserve and maintain the secrecy and confidentiality of the Company’s confidential information and to preserve and maintain all of its interests and proprietary rights in the Owned Intellecual Property used in the Business or the Transferred Assets.  All officers, employees and consultants of the Company having access to confidential information of the Company or its customers or business partners have executed and delivered to the Company an agreement regarding the protection of such proprietary information (in the case of proprietary information of the Company’s customer and business partners, to the extent required by such customers and business partners).

(f)           All Persons who worked on the creation, development or improvement of the material Owned Intellectual Property have executed written agreements assigning to the Company all right, license, claim or interest whatsoever in or with respect to any such Intellectual Property to the extent such assignments are permitted uner applicable law.  Without the limitation of the foregoing, all material items of Owned Intellectual Property listed on Schedule 3.6.2-1 were or have been created entirely by employees of the Company within the scope of their employment, by third parties pusuant to valid and binding agreements designating their work product as work made for hire, and/or by third parties under such circumstances that their work product is work made for hire of which the Company is the author and owner as a matter of law.

(g)           The execution, delivery and performance of this Agreement and the transactions contemplated hereby will not becaue of a Contract to which the Company is a party:  (i) constitute a breach or default under any instrument, contract, license or other agreement governing any Intellectual Property used in the Transferred Assets; (ii) cause the forfeiture or termination, or give rise to a right of forfeiture or termination, of any Intellectual Property used in the Transferred Assets; or (iii) in any way impair the right of Purchaser to use (including distribute, manufacture, market, license, sell or dispose of in any way) any Owned Intellectual Property used in the Transferred Assets.

(h)           The use, development, manufacture, marketing, distribution, license, sale or furnishing of any product or service currently utilized by the Company does not materially violate any license or agreement between the Company and any third party or, to the knowledge of the Company, infringe any Intellectual Property of any other Person.

(i)           Except as set forth in Schedule 3.6.2-5, no Public Software (as defined below) was or is incorporated in whole or in part, or has been distributed, in whole or in part, in conjunction with any Owned Intellectual Property.  “Public Software” means any software that contains, or is derived (in whole or in part) from, any software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including, but not limited to, software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (A) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (B) the Artistic License (e.g., PERL); (C) the Mozilla Public License; (D) the Netscape Public License; (E) the Sun Community Source License (SCSL); (F) the Sun Industry Standards License (SISL); (G) the BSD License; and (H) the Apache License.

3.7.         Insurance. The Company has maintained adequate insurance against any claims arising or that could reasonably arise prior to the Closing, including maintaining all required worker’s compensation insurance.

3.8.         Labor and Employment Matters.

3.8.1.      Benefit Plans. The Company has no Employee Benefit Plans, other than those disclosed in Schedule 3.8.1.

3.8.2.     Benefit Obligations.  All accrued material obligations for payments to any entity, plan or person with respect to any benefits for current or former employees of the Company or any ERISA Affiliate have been timely paid or adequate accruals therefor have been made in the Financial Statements in accordance with GAAP.

3.8.3.     Performance.  The Company has withheld and paid to the appropriate Governmental Authorities or is withholding for payment not yet due to such Governmental Authorities all amounts required to be withheld from the employees of the Company, and the Company is not liable for any arrears of such amounts or penalties thereon for failure to comply with any of the foregoing.  The Company has complied in all material respects with all applicable laws, rules and regulations relating to the employment of labor, including those relating to wages, hours, collective bargaining and the payment and withholding of Taxes and other sums as required by appropriate Governmental Authorities, except where the failure to comply would not have a Material Adverse Effect.

3.8.4.     Compensation.  All reasonably anticipated material obligations of the Company for salaries, bonuses and other forms of compensation payable to the employees and directors of the Company in respect of the services rendered by any of them have been paid or adequate accruals therefor have been made in the Financial Statements in accordance with GAAP for obligations accrued through the date of the applicable Financial Statements, or have been otherwise addressed herein.

3.8.5.     Collective Bargaining Agreements.

(a) The Company is not, and has never been, a party to a collective bargaining agreement with any labor organization.  No organization effort, demand for recognition, petition seeking a representation proceeding or representation question involving any union association or collective bargaining representative is pending respecting the employees of the Company, and no such question has been raised with respect to the Company.

(b)      To the knowledge of the Company, there is no controversy pending between the Company and any of its employees.  To the knowledge of the Company, there is no basis for any Legal Proceeding of or by any employee of the Company, and no complaint is pending against the Company before the National Labor Relations Board or any other federal, state or local agency.  The Company has complied, with respect to its employees, in all material respects with all applicable statutes, regulations, orders and restrictions of the United States of America, all states and other subdivisions thereof, all foreign jurisdictions and all agencies and instrumentalities of the foregoing.

(c)      The Company has furnished or made available to KIT copies of all claims, complaints, reports or other documents concerning the Company or its employees made by or against the Company during the past five years pursuant to workers’ compensation laws, Title VII of the Civil Rights Act of 1964, the Occupational Safety and Health Act of 1970, the National Labor Relations Act of 1935 or any other federal or state laws relating to employment of labor.

3.8.6.     Obligation to Employ.  Except as otherwise stated herein, nothing in the representations or warranties contained herein shall be construed as an obligation or commitment of the KIT or any Affiliate of KIT to employ or continue to employ any employee, officer or director of the Company.

3.9.         Compensation of and Indebtedness to and from Employees.

3.9.1.     Employee Compensation.  Schedule 3.9.1 is a true and complete list of the names and annual compensation (whether in the form of salary, bonus, commission, pension or profit-sharing contributions or other supplemental compensation now or hereafter payable) of the full-time salaried employees of the Company (the “Employee List”).  Except as set forth on Schedule 3.9.1, since the date of the Last Balance Sheet there has been no material change in the rate of total compensation for services rendered, including, without limitation, bonuses and deferred compensation, for any of the employees listed on the Employee List.

3.9.2      Severance Obligations.  Neither KIT nor any Affiliate of KIT shall have any liability for any severance obligations of the Company to any of its personnel.

3.10.      Contracts and Other Instruments.

3.10.1.   Material Contracts.

(a)          Except as set forth on Schedule 3.10.1, the Company is not a party to any Material Contracts relating to the Company, the Business or the Transferred Assets.

(b)          The Company has furnished or made available to KIT a true and complete copy of all Material Contracts.

(c)          Except as set forth on Schedule 3.10.1, the Company is not in breach of or in default under any of the Material Contracts, nor has the Company been notified of any breach, default, or potential breach or default under any Material Contracts and no event has occurred that, with the giving of notice or lapse of time or both, would constitute such a breach or default.  Except as set forth on Schedule 3.10.1, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not require the consent of any party (other than the Company) to any Material Contract.

(d)           The License and Service Agreement between the Company and YTL Communications International Limited dated 14 March 2010 and its amendments (1, 2 and 3) are assignable to the Purchaser.3.11. Regulatory Approvals.  No regulatory approval or filing with, notice to, or waiver from any Governmental Authority is required to be made or obtained by the Company:  (a) in connection with the execution and delivery of, and performance by the Company of its obligations under, this Agreement or the consummation of the transactions contemplated thereby; or (b) to permit Purchaser to utilized on the Transferred Assets after the Closing Date as the Transferred Assets are currently utilized by the Company.

3.12.        Disclosure.  No representation or warranty of the Company contained in this Agreement, as qualified by the Schedules, the Related Agreements or any certificate furnished or to be furnished to KIT on the Closing Date contains or will contain any untrue statement of material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which they were made.

3.13.        Brokerage.   The Company has not employed any finder or broker in connection with any of the transactions contemplated by this Agreement or the negotiations looking toward the consummation of the Transactions who may be entitled to a fee in connection therewith.  Any such fees payable to any finder or broker arising from the Transactions shall be the sole responsibility of the Company and shall constitute an adjustment to the Purchase Price.

3.14.        Customers.  Schedule 3.14 sets forth a list of the Company’s top five major customers.

3.15.        Suppliers.  Schedule 3.15 sets forth a list of the Company’s top five major suppliers.

3.16         Foreign Corrupt Practices Act.  Neither the Company nor, to the knowledge of the Company, any agent or other person acting on behalf of the Company, has, directly or indirectly, (i) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (ii) failed to disclose fully any contribution made by the Company (or made by any Person acting on their behalf of which the Company is aware) which is in violation of law, or (iii) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder.

3.17         OFAC. Neither the Company nor, to the knowledge of the Company, any director, officer, agent, employee or Person acting on behalf of the Company is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”).

3.18         Money Laundering Laws. To the knowledge of the Company, the operations of the Company are and have been conducted at all times in compliance with the money laundering statutes of applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any applicable Governmental Authority (collectively, the “Money Laundering Laws”) and no Legal Proceeding by or before any Governmental Authority or any arbitrator involving the Company with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF KIT

4.           Representations and Warranties of KIT.  KIT represents and warrants to the Company as follows:

4.1.        Organization and Qualification.  KIT is a duly formed and validly existing as a corporation in good standing under the laws of the State of Delaware and has all corporate power and authority to own or lease and operate its properties and assets and to carry on its business in the manner in which such business is now being conducted.  KIT is duly qualified to do business as a foreign corporation and is in good standing in every jurisdiction in which the nature of its business or the character or location of the properties owned or leased thereby makes such qualification necessary except where the failure to be so qualified, whether singly or in the aggregate, would not reasonably be expected to have a material adverse effect on KIT.

4.2.          Authority.  KIT has the requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.  This Agreement and all other agreements to be executed in connection herewith by KIT have been duly executed and delivered by KIT, have been duly authorized by all necessary corporate action by KIT (including, without limitation, any required authorization by the board of directors and shareholders of KIT), as applicable, and constitute legal, valid and binding obligations of KIT enforceable in accordance with their respective terms subject to applicable bankruptcy, insolvency, reorganization, moratorium, marshaling, fraudulent conveyance and other laws affecting rights of creditors, debtors or equity holders generally.  Neither the execution and delivery of this Agreement nor compliance with the terms and provisions hereof will (a) violate any provision of the certificate of incorporation, by-laws or other governing documents of KIT, (b) violate any law, statute, regulation, judgment, injunction, order or decree of any Governmental Authority to which KIT is subject except, in all cases, such violations that would not have a material adverse effect on KIT, or (c) prohibit or materially impair KIT’s ability to perform its obligations under this Agreement.

4.4.          Issuance of Securities .  When issued in accordance with this Agreement, the KIT Common Shares to be issued as part of the Purchase Price will be duly authorized, validly issued, fully paid, non-assessable and free of all Taxes, Liens, preemptive rights, all claims, limitations on voting rights and similar rights of any nature whatsoever, other than those expressly contemplated by this Agreement.  KIT has sufficient authorized equity securities to meet its obligations to issue KIT Common Shares pursuant to this Agreement, including the Earn Out obligations.

4.5           No Violations, Consents.  The execution, delivery and performance by Purchaser of this Agreement and the consummation of the transactions contemplated hereby and thereby will not (i) violate any provision of the certificates of incorporation or by-laws of KIT, as applicable; (ii) violate, or require any consent, authorization or approval of, or exemption by, or filing under any provision of any law; statute, rule or regulation to which KIT is subject, as applicable; (iii) violate any judgment, order, writ or decree of any court applicable to the transactions contemplated herein; or (iv) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, or require any consent, authorization or approval under any agreement, contract, commitment, lease or other instrument, document or undertaking to which KIT is a party or any of its assets are bound.   KIT is not required to obtain any consent, waiver, regulatory approval, authorization or order of, give any notice to, or make any filing or registration with, any United States court or other federal, state, local or other Governmental Authority, self-regulatory organization, or other Person in connection with the execution, delivery and performance by KIT of this Agreement or the consummation of the transactions contemplated thereby, except, (i) filings required by state securities laws, (ii) the filing of a Notice of Sale of Securities on Form D with the Securities and Exchange Commission under Regulation D of the Securities Act, (iii) consents required under any Contract or Property Lease which is to be assumed by Purchaser  pursuant to this Agreement or the consummation of the transactions contemplated thereby, (iv) the filing and approval of a listing application for the KIT Common Shares to be issued hereunder with The NASDAQ Stock Market (if required) and (v) those that have been made or obtained prior to the date of this Agreement.

4.6.          SEC Reports; Financial Statements .  KIT has filed all reports required to be filed by it under the Securities Act of 1933, as amended (the “Securities Act”) and the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), including pursuant to Section 13(a) or 15(d) thereof, for the twelve months preceding the date hereof (or such shorter period as KIT, was required by law to file such reports) (the foregoing materials being collectively referred to herein as the “SEC Reports” and, together with the Schedules to this Article IV of this Agreement (if any), the “Disclosure Materials”).  As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The financial statements of KIT included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Securities and Exchange Commission with respect thereto as in effect at the time of filing.  Such financial statements have been prepared in accordance with GAAP applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto, and fairly present in all material respects the financial position of KIT and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

4.7.          Material Changes.  Since the date of the latest audited financial statements included within the SEC Reports, except as specifically disclosed in the SEC Reports, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a material adverse effect on the business, operations or prospects of KIT individually or KIT and its Subsidiaries on a consolidated basis, (ii) KIT has altered its method of accounting or the identity of its auditors, and (iii) KIT has not declared or made any dividend or distribution of cash or other property to its Company or purchased, redeemed or made any agreements to purchase or redeem any shares of its equity securities.

4.8           Foreign Corrupt Practices Act.  Neither KIT nor, to the knowledge of KIT, any director, officer, agent, employee, Affiliate or Person acting on behalf of any of KIT or any Subsidiary of KIT has, directly or indirectly, (i) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (ii) failed to disclose fully any contribution made by KIT, or any Subsidiary of KIT (or made by any Person acting on their behalf of which KIT is aware) which is in violation of law, or (iii) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder.

4.9           Legal Proceedings There is no Legal Proceeding pending or, to the knowledge of KIT, threatened before any Governmental Authority in which KIT is a party or which might materially affect any of KIT’s properties, assets, operations or businesses (taken as a whole), or prevent or delay the consummation of the transactions contemplated hereby.

4.10         OFAC. Neither KIT nor of any its Subsidiaries, to the knowledge of KIT, any director, officer, agent, employee, or Person acting on behalf of any of KIT, or its Subsidiaries, is currently subject to any U.S. sanctions administered by OFAC.

4.11         Money Laundering Laws. To the knowledge of KIT, the operations of KIT, its Subsidiaries are and have been conducted at all times in compliance with the Money Laundering Laws and no Legal Proceeding by or before any Governmental Authority or any arbitrator involving KIT or its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of KIT, threatened.

4.12         Brokerage.  Neither KIT, nor any of its Subsidiaries, has employed any finder or broker in connection with any of the transactions contemplated by this Agreement or the negotiations looking toward the consummation of such transactions who may be entitled to a fee in connection therewith.  Any such fees payable to any finder or broker arising from the Transactions shall be the sole responsibility of KIT, and under no circumstances shall the Company have any liability therefor.

4.13         Available Cash. KIT has sufficient cash to meet its obligations under this Agreement.

ARTICLE V

CONDITIONS TO OBLIGATIONS OF KIT

5            Company Closing Conditions and Deliveries.  The obligations of KIT hereunder shall be subject to the satisfaction, as of the Closing Date, of the following conditions (any of which may be waived, in whole or in part, by KIT):

5.1.          Permits, Approvals and Authorizations.  Any and all material consents, waivers, permits and approvals from any Governmental Authority required in connection with the execution, delivery and performance of this Agreement or necessary for Purchaser to operate the Transferred Assets substantially in the manner in which it is currently operated shall have been duly obtained and shall be in full force and effect on the Closing Date, unless waived by KIT.

5.2.          No Challenge or Violation of Orders.  No Legal Proceeding by any Governmental Authority shall be pending or, to the knowledge of the Company, threatened in writing on the Closing Date which challenges this Agreement or the closing of the transactions contemplated hereby, or which claims material damages as a result of the transactions contemplated hereby.  No preliminary or permanent injunction or other order by any Governmental Authority, and no statute, rule, regulation, decree or executive order promulgated or enacted by any Governmental Authority, that declares this Agreement invalid in any respect or prevents the consummation of the transactions contemplated hereby, shall be in effect.

5.3.          Certain Documents.  KIT shall have received the following documents before or at Closing:

(a)           a certificate, dated within ten (10) days of the Closing Date, as to the good standing of the Company.

(b)           except as waived by KIT, executed originals or copies acceptable to KIT, acting reasonably, of all material consents, waivers, approvals and authorizations required by law, statute, rule, regulation, contract or agreement to be obtained by the Company in connection with the consummation of the transactions contemplated and listed on Schedule 5.3;

(c)           a certificate of the secretary of the Company, attaching and certifying true, complete and correct copies of (i) resolutions of the Company Board approving the Transactions; (ii) resolutions from the Company’s stockholders approving the Transactions (all as required by the Company’s certificate of incorporation, bylaws and other governing documents and applicable law), which approval shall include the affirmative vote of holders of the minimum number of shares of the Company’s capital stock necessary to approve the Transactions; (iii) the certificate of incorporation of the Company as then in effect; and (iv) the bylaws of the Company as then amended and in effect;

(d)           a certificate as to the incumbency and signature of the officers of the Company executed by an officer of the Company and by the secretary of the Company;

(e)           an Assignment and Assumption Agreement (the “Assignment and Assumption Agreement”) in substantially the form of Exhibit 5.3(e) signed by the Company;

(f)            a Bill of Sale (the “Bill of Sale”) in substantially the form of Exhibit 5.3(f) signed by the Company;

(g)           all other documents specifically required to be produced at the Closing under this Agreement or as reasonably requested by KIT prior to Closing; and

(h)           copies of the Company Tax Returns for the years 2010, 2009 and 2008.

5.4.         Employment Contracts:  Eighty-five (85%) of the Transferred Employees set forth on Schedule 7.4 shall have accepted the offers of employment issued by KIT on substantially the same terms as offered by KIT to employees holding similar positions.  Any equity compensation offered to Designated Employees under KIT’s incentive or bonus plans shall be subtracted from the Additional Earn-Out.

5.5          Board Approval .  The Board of Directors of the Company shall have approved this Agreement and the transactions described herein.

5.6          Harris Claim.  Prior to Closing, KIT shall have reached a full and final settlement agreement with respect to the Harris Claim for and on behalf of the Company.

ARTICLE VI

CONDITIONS TO OBLIGATIONS OF
THE COMPANY

6.            KIT’s Closing Conditions and Deliveries.  The obligations of the Company hereunder shall be subject to the satisfaction, as of the Closing Date, of the following conditions (any of which may be waived, in whole or in part, by the Company):

6.1.          Permits, Approvals and Authorizations.  Any and all material consents, waivers, permits and approvals from any Governmental Authority required in connection with the execution, delivery and performance of this Agreement shall have been duly obtained and shall be in full force and effect on the Closing Date; except that a listing application for the KIT Common Shares issued in connection with this transaction will not be effective until after the Closing.

6.2.          No Challenge or Violation of Orders.  No Legal Proceeding by any Governmental Authority, and no Legal Proceeding by any other Person shall be pending or, to the knowledge of KIT, its Subsidiaries, threatened in writing on the Closing Date which challenges this Agreement or the closing of the transactions contemplated hereby, or which claims damages as a result of the transactions contemplated hereby.  No preliminary or permanent injunction or other order by any Governmental Authority, and no statute, rule, regulation, decree or executive order promulgated or enacted by any Governmental Authority, that declares this Agreement invalid in any respect or prevents the consummation of the transactions contemplated hereby, shall be in effect.

6.3.          Certain Documents.  KIT shall have furnished the Company with the following documents:

(a)           a copy of the resolutions of the Board of Directors of  KIT, authorizing the execution and delivery of this Agreement, the Related Agreements, the Escrow Agreement, and the performance of the Transactions contemplated hereby and thereby, certified by the Secretary of KIT, as applicable;

(b)           a certificate to the incumbency and signature of the officers of KIT executed by an officer or director of KIT, as applicable, and by the Secretary of KIT;

(c)           except as waived by the Company, executed originals or copies acceptable to the Company, acting reasonably, of all consents, waivers, approvals and authorizations required by law, statute, rule, regulation, contract or agreement to be obtained by KIT in connection with the consummation of the transactions contemplated;

(d)           the Assignment and Assumption Agreement signed by KIT ;

(f)           the Bill of Sale signed by KIT; and

(g)           all other documents specifically required to be produced at the Closing under this Agreement or as reasonably requested by the Company prior to Closing.

6.4.           Board Approval.  The Board of Directors of KIT shall have approved this Agreement and the transactions described herein.

6.5           Performance by KIT.   KIT shall have performed and complied in all material respects with each of the covenants contained in this Agreement which is required to be performed and complied with by KIT on or prior to the Closing Date.

ARTICLE VII

COVENANTS

7.1           Cooperation.  Subject to any limitations that are required to preserve any applicable attorney-client privilege, for a period of forty-eight (48) months from and after the Closing Date, each party agrees to furnish or cause to be furnished to the other parties, its counsel and accountants, upon reasonable request during normal business hours, after not less than ten (10) Business Days prior written notice, such information and assistance relating to such party or its business (including, without limitation, the cooperation of officers and employees and reasonable access to books, records and other data and the right to make copies and extracts therefrom) as is reasonably necessary to: (i) facilitate the preparation for or the prosecution, defense or disposition of any Legal Proceeding (other than one by or on behalf of one party to this Agreement against another party hereto); and (ii) prepare and file any other documents required by Governmental Authorities.  The party requesting such information and assistance shall reimburse the other party for all reasonable out-of-pocket costs and expenses incurred by such party in providing such information and assistance.

7.2           Further Assurances.   Each of the parties agrees to work diligently, expeditiously and in good faith to consummate the transactions contemplated by this Agreement.  From time to time after the Closing Date, the Company shall execute and deliver to Purchaser such instruments of sale, transfer, conveyance, assignment, consent, assurance, power of attorney, and other such instruments as may be reasonably requested Purchaser in order to vest in the Purchaser all right, title and interest in and to the Transferred Assets and the Business and the parties hereto will execute and deliver such other instruments of sale, transfer, conveyance, assignment, assurance, power of attorney and other such instruments as may be reasonably required by the other parties hereto in order to carry out the purpose and intent of this Agreement and all other agreements to be executed in connection herewith.  KIT and the Company shall each provide the other with such assistance as reasonably may be requested by the other in connection with the preparation of any Tax Return, an audit or examination of any such return by any taxing authority or any judicial or administrative proceeding relating to liability for Taxes and shall each retain and provide the other with any records or other information which may be relevant to such a return, audit, examination or proceeding.

7.3           Name Change.   Within ten (10) Business Days following the Closing, the Company shall change its name to one not containing the words “Sezmi” or any derivative thereof.

7.4           Employee Matters. Prior to the Closing Date, KIT shall make offers of employment, contingent upon the Closing, to certain employees of the Company listed on Schedule 7.4 (the “Transferred Employees”) on substantially the same base salary as provided by the Company prior to Closing, provided any salary increases given to Transferred Employees in 2011 are deemed reasonable by KIT.  Employment with KIT of Transferred Employees shall be effective as of the day following the close of business on the Closing Date; provided, however, that the Company on the one hand and KIT on the other hand agree that all Transferred Employees will remain on the Company’s payroll and Employee Benefit Plans until the KIT can transfer the Transferred Employees to KIT’s payroll and applicable benefit plans (“Transition Period”).  During this Transition Period, KIT agrees to indemnify, save and hold harmless the Company for any Benefits Liabilities in connection with, and to assume and reimburse any and all Benefits Liabilities relating to, the employment of the Transferred Employees during the Transition Period, including but not limited to any payments and benefits due such Transferred Employees pursuant to accrued salary and wages, vacation and other benefits or similar payments.

Except as expressly set forth in this Section 7.4, from and after the Closing, the Company shall retain, as the case may be, and be solely responsible for all Benefits Liabilities arising under, resulting from or relating to Benefits Liabilities for (i) Transferred Employees incurred before or on the Closing Date and (ii) non-Transferred Employees incurred before, on or after the Closing Date.

7.5           Audited Financials. The Company shall cooperate with KIT in the preparation of all audited financials as may be requested by KIT in writing  within sixty (60) days of Closing; provided however, that the cost and expenses incurred in connection with the preparation of any such audited financials shall be borne by KIT alone.

7.6           NASDAQ Listing. KIT agrees to use all reasonable efforts to cause the KIT Common Shares issuable in connection with this Agreement, upon official notice of issuance, to be authorized for quotation on NASDAQ.

7.7           The Company shall notify YTL Communications International Limited of the sale of its all or substantially all of its assets to KIT in accordance with Clause 23.7 of the License and Service Agreement between the Company and YTL Communications International Limited dated 14 March 2010 and its amendments (1, 2 and 3) within 7 days of Closing.

ARTICLE VIII

INDEMNIFICATION

8.            Indemnification.

8.1.           Indemnification of KIT.  Subject to the terms of Section 8.3, the Company shall indemnify and hold harmless KIT and its Affiliates (the “KIT Indemnified Parties”) in respect of any and all claims, losses, interest, fines, penalties, damages, liabilities, whether or not currently due, and expenses (including, without limitation, settlement costs and any actual legal or other expenses for investigating or defending any actions or threatened actions) (collectively, “Damages”) incurred by KIT or its Affiliates in connection with (but without duplication for) each and all of the following:

(a)           any breach or inaccuracy on the part of the Company of any of its representations or warranties contained in this Agreement (including in any Schedules or Exhibits hereto);

(b)           the breach of any covenant, agreement or obligation of the Company contained in this Agreement or in any Related Agreement;

(c)           any Legal Proceeding to which the Company is a party at any time on or prior to the Closing Date, or to which it becomes a party after the Closing Date arising from facts or circumstances that existed at any time on or prior to the Closing Date excluding the Legal Proceedings disclosed in Schedule 3.5.1

(d)           any Assumed Liabilities that existed prior to the Closing Date that should have been, but were not, disclosed on either Schedule 2.3(e) or Schedule 2.3(f);

(e)           any Taxes that are Excluded Liabilities; and

(f)           any broker, advisory or accounting fees and expenses (excepting normal accounting fees and expenses incurred in accordance with past practice) paid or incurred by the Company in excess of the cap set forth in Section 10.4 for Third Party Expenses.

8.2.         Indemnification of the Company.  KIT shall jointly and severally indemnify and hold harmless the Company in respect of any and all Damages incurred by the Company in connection with each and all of the following:

(a)           any breach of any representation or warranty contained herein (including in any Schedules or Exhibits hereto) made by KIT;

(b)           the breach of any covenant, agreement or obligation of KIT contained in this Agreement or in any Related Agreement; and

(c)           any Assumed Liabilities or Transferred Assets.

8.3.         Limitations on Liability.

(a)           Basket.  The parties shall only be entitled to recover under this Article VIII at such time and to the extent the aggregate amount of all Damages incurred by such party and its Affiliates exceeds $100,000 (the “Basket Amount”), provided, however, that this limitation shall not apply to not apply to (a) Third Party Expenses in excess of the cap set forth in Section 10.4, (b) Damages arising from fraud by a party hereto, (c) any failure of the Seller to deliver all the Transferred Assets to Purchaser or its Affiliates at the time of Closing or thereafter at the request of the Purchaser, (d) Damages pursuant to Section 8.1(d) of this Agreement, and (e) Damages from any breach of (or other amounts due  in accordance with the terms of), Section 8.1(e) (taxes) and Section 8.1(f) (brokers).

(b)           Liability Cap.  In the event the Company’s liabilities under this Section 8 exceed the Escrow Amount, KIT shall be entitled to recover for Damages in excess of the Escrow Amount from the Earn Out Payments, if any, but in no event in any amount in excess of Escrow Amount plus the amount of any Earn Out Payments.

(c)           Mitigation.  Damages that may be recovered from the Escrow Fund and/or the Earn Out Payments shall take into account of and be reduced by the amount of any insurance proceeds actually recovered by an Indemnified Party in respect thereof; provided, however, that nothing herein shall require any Indemnified Party to obtain or maintain insurance with respect to any matters for which it is entitled to seek indemnification under this Agreement.

8.4.          Survival.  All claims for indemnification and all representations and warranties shall survive the Closing for a period of twelve (12) months following the Closing.  Any claim for indemnification shall survive the applicable termination date if a party, prior to such termination date, shall have advised the other party in writing of facts that constitute or may give rise to an alleged claim for indemnification, specifying in reasonable detail the basis under this Agreement for such claim.

8.5.          Defense by the Indemnifying Party.  In connection with any claim giving rise to indemnity hereunder resulting from or arising out of any Legal Proceeding by a person other than the indemnified party, the indemnifying party at its sole cost and expense may, upon written notice to the indemnified party received by the indemnified party within 10 calendar days after the indemnifying parties receipt of notice of such claim, assume the defense of any such Legal Proceeding.  If the indemnifying party assumes the defense of any such Legal Proceeding, the indemnifying party shall select counsel reasonably acceptable to the indemnified party to conduct the defense of such Legal Proceedings and at its sole cost and expense shall take all steps necessary in the defense or settlement thereof.  The indemnifying party shall not consent to a settlement of, or the entry of any judgment arising from, any such Legal Proceeding, without the prior written consent of the indemnified party (which consent shall not be unreasonably withheld or delayed) unless the indemnifying party admits in writing its liability and agrees to hold the indemnified party harmless from and against any losses, damages, expenses and liabilities arising out of such settlement.  The indemnified party shall be entitled to participate in (but not control) the defense of any such action, with its own counsel and at its own expense and shall be entitled to any and all information and documentation relating thereto.  If the indemnifying party does not assume (or continue to diligently and competently prosecute) the defense of any such Legal Proceeding resulting therefrom in accordance with the terms hereof, the indemnified party may defend against such Legal Proceeding in such manner as it may deem appropriate, including, but not limited to, settling such Legal Proceeding, after giving notice of the same to the indemnifying party, on such terms as the indemnified party may deem appropriate.  In any action by the indemnified party seeking indemnification from the indemnifying party in accordance with the provisions of this Section 8, the indemnifying party shall not be entitled to question the manner in which the indemnified party defended such Legal Proceeding; provided that such limitations shall not apply to claims of fraud, bad faith, gross negligence or willful misconduct by the indemnified party.

8.6.         Notice.  The parties hereto agree that in the event of any occurrence which may give rise to a claim by an indemnified party hereunder the indemnified party will give prompt notice thereof to the indemnifying party; provided, however that failure to timely give the notice provided in this Article VIII shall not be a defense to the liability of the indemnifying party for such claim, but the indemnifying party may recover any actual damages arising from the indemnified party’s failure to give such timely notice.

8.7.         Waiver.  The indemnified party agrees that it will not waive any statute of limitations or defense that would increase the liability of the indemnifying party hereunder without (except in connection with pending Legal Proceeding in which the indemnifying party has not assumed the defense) the consent of the indemnifying party.

8.8          Release of Escrow Fund; Recovery from Earn-Out.

(a)           Subject to Section 8.8(b) and (c), the Escrow Fund will be released no later than the fifteen (15) month anniversary of the Closing (the “Escrow Release Date”).

(b)           To the extent that there (i) are no outstanding claims against the Escrow Fund, or (ii) are claims outstanding against the Escrow Fund, that, together with the reasonably anticipatable fees and expenses of resolving such claims, are in aggregate less than the balance of the Escrow Fund on the Escrow Release Date (the “Available Excess”), then on such Escrow Release Date, the balance of the Escrow Fund (in the event of subsection (i)) or the Available Excess (in the event of subsection (ii)) shall be promptly released and delivered to the Seller for further distribution to the Seller. Thereafter, upon final settlement of all claims made against the Escrow Fund, any such excess then remaining in the Escrow Fund, together with any earnings thereon, shall be promptly released to the Seller.  Purchaser hereby agrees that it shall, together with the Seller, provide instructions to the Stock Escrow Agent (x) to release the balance of the Escrow Fund or the Available Excess, as applicable, and to (y) release any excess remaining in the Escrow Fund upon final settlement of all claims made against the Escrow Fund, each in accordance with this Section 8.8(a) and the Escrow Agreement. Any portion of the Escrow Fund remaining, following satisfaction of all indemnity claims, shall be distributed upon the expiration of the escrow period.

(c)           To the extent the claims are in excess of the Escrow Fund, the Escrow Fund shall be released to KIT, and KIT shall further be entitled to recover against any remaining claims from the Earn-Out, together with reasonably anticipated fees and expenses of resolving such claims.

8.11         Valuation of Escrow Fund/Earn-Out.  With respect to each indemnification claim, the number of shares of KIT Common Shares held in the Escrow Fund and/or as part of the Earn-Out (as applicable) for purposes of satisfying the claim shall be calculated as follows: the amount of the claim divided by the Weighted Average Stock Price for the 30 day period ending on the day prior to the payment of any Claim.

8.12         Adjustment to Purchase Price.  Any payment made to pursuant to this Section 8 shall be treated as an adjustment to the Purchase Price.

ARTICLE IX

NON-COMPETE AND NON-SOLICITATION

9.1           Non-Compete and Non-Solicitation.  In consideration of, among other things, the Purchase Price set forth in this Agreement, during the period from the date hereof through the fifth anniversary of the date hereof, the Company will not:

(a)           directly or indirectly, engage or invest in, own, manage, operate, finance, control or participate in the ownership, management, operation, financing, or control of, be employed by, associated with, or in any manner connected with, lend the Company's credit to, or render services or advice to, any business, firm, corporation, partnership, association, joint venture or other entity that engages or conducts any business similar to the Business or which utilizes assets similar to the Transferred Assets as of the Closing Date anywhere within the United States;

(b)           directly or indirectly, either for itself or any other person or entity, hire any of the officers or directors or other persons employed by KIT or its Affiliates, their respective successors or assigns, or solicit or induce such persons to leave the employ of KIT or its Affiliates.

(c)           directly or indirectly, approach or seek business from any Customer (as defined below), refer business from any Customer to any enterprise or business or be paid commissions based on business sales received from any Customer by any enterprise or business.  For purposes of this Article IX, the term "Customer" means any person, firm, corporation, partnership, association or other entity to which the Company, or any of their successors or assigns, provided goods or services during the 36-month period immediately prior to the Closing.

ARTICLE X

MISCELLANEOUS

10.           Miscellaneous Provisions.

10.1.        Jurisdiction; Agent for Service.  The parties hereto irrevocably agree that any Legal Proceeding arising out of or in connection with this Agreement shall be brought exclusively in the federal courts, or in the absence of federal jurisdiction in state courts, in either case in the Borough of Manhattan.  The parties hereto irrevocably and unconditionally submit to the jurisdiction of such courts and agree to take any and all future action necessary to submit to the jurisdiction of such courts.  The parties hereto irrevocably waive any objection that they now have or hereafter may have to the laying of venue of any Legal Proceeding brought in any such court and further irrevocably waive any claim that any such Legal Proceeding brought in any such court has been brought in an inconvenient forum.  Final judgment against any of the parties hereto in any such suit shall be conclusive and may be enforced in other jurisdictions by suit on the judgment, a certified or true copy of which shall be conclusive evidence of the fact and the amount of any indebtedness or liability of such party therein described, or by appropriate proceedings under any applicable treaty or otherwise.

10.2.        Governing Law.  This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

10.3.        Notices.  All notices, requests, demands and other communications called for or contemplated hereunder shall be in writing and shall be deemed to have been duly given when delivered to the party to whom addressed or when sent by telegram, telex or wire (if promptly confirmed by registered or certified mail, return receipt requested, prepaid and addressed) to the parties, their successors in interest, or their assignees at the following addresses, or at such other addresses as the parties may designate by written notice in the manner aforesaid:

If to KIT:	26 W. 17th Street, 2nd Floor
New York, NY 10011
Facsimile: +1 (212) 937-3999
Email: kaleil@kitd.com

with a copy (which will not constitute notice) to:

Rima Jameel
JB Legal Consulting
Office 2506, HDS Tower
Block F, Jumeirah Lakes Towers
P.O. Box 487177, Dubai, UAE
Tel: +971 4 374 6693
Facsimile: +971 4 374 6694
Email: rj@jblegal.me

If to the Company:	1301 Shoreway Rd., #310
Belmont, CA 94002-4155
Email: bpati@sezmi.com

with a copy (which will not constitute notice) to:

John T. Sheridan, Esq.
Wilson Sonsini Goodrich &Rosati, P.C.
650 Page Mill Rd.
Palo Alto, CA 94304-1050
Tel: 650-493-9300
Facsimile: 650-493-6811
Email: jsheridan@wsgr.com

10.4.        Payment of Expenses.  Whether or not the Transactions are consummated, all fees and expenses incurred by the Company in connection with the Transactions, including, without limitation, all legal fees, shall be paid by the Company. Notwithstanding the above, in the event the Transactions are consummated, the Company may include it’s Third Pary Expenses up to US$1,500,000 as Assumed Liabilities to be reduced from the Base Purchase Price and paid at Closing by KIT, provided such Third Party Expenses are provided to KIT at least 2 days before Closing for verification and approval of the Third Party Expenses, which verification and any of its Subsidiaries, in connection with the Transactions, including, without limitation, all legal fees, shall be paid by KIT.

10.5.        Assignment.  Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof nor any of the documents executed in connection herewith may be assigned by any party without the consent of the other parties hereto, except that (A) KIT shall have the right to assign all of its rights and obligations under this Agreement to one of its Affiliates if such transferee corporation agrees to assume all of KIT’s obligations under this Agreement, provided that such transfer shall not discharge the assigning party from its obligation herewith unless the Company consents to such discharge, which consent shall not be unreasonably withheld and (B) the Company may assign its right to collect the Earn Out Payments to an Affiliate or any third party that it may designate in writing.  Nothing contained herein, expressed or implied, is intended to confer upon any person or entity other than the parties hereto and their successors in interest and permitted assignees any rights or remedies under or by reason of this Agreement unless so stated herein to the contrary.

10.6.        Amendments and Waiver.  This Agreement and all Exhibits and Schedules hereto may be modified only by a written instrument duly executed by each party.  Except as herein expressly provided to the contrary, no breach of any covenant, agreement, warranty or representation shall be deemed waived unless expressly waived in writing by the party who might assert such breach.

10.7.        Survival.  The covenants, agreements, warranties and representations entered into or made pursuant to this Agreement, irrespective of any investigation made by or on behalf of any party, shall be continuing and shall survive the Closing Date for a period through and including the last day upon which an indemnified party may seek indemnification for a breach of such covenant, agreement, warranty or representation under Section 8.4.

10.8.        Counterparts.  This Agreement and any waiver or amendment hereto may be executed in counterparts and by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same document.  This Agreement and any waiver or amendment hereto may be executed and delivered by telecopier, other facsimile transmission, or E-Signature, all with the same force and effect as if the same was a fully executed and delivered original manual counterpart.  Delivery of an executed signature page of this Agreement and any waiver or amendment hereto by facsimile transmission or Electronic Transmission shall be effective as delivery of a manually executed counterpart hereof.

10.9.        Headings.  Headings in this Agreement are for reference purposes only and shall not be deemed to have any substantive effect.

10.10.      Attorneys’ Fees.  In the event that any Legal Proceeding, including arbitration, is commenced by any party hereto for the purpose of enforcing any provision of this Agreement, the parties to such Legal Proceeding may receive as part of any award, judgment, decision or other resolution of such Legal Proceeding their costs and reasonable attorneys’ fees as determined by the person or body making such award, judgment, decision or resolution.  Should any claim hereunder be settled short of the commencement of any such Legal Proceeding, the parties in such settlement shall be entitled to include as part of the damages alleged to have been incurred reasonable costs of attorneys or other professionals in investigating or counseling on such Legal Proceeding.

10.11.      Binding Nature of Agreement.  All of the terms and provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective executors, heirs, legal representations, successors and permitted assigns.

10.12.      Severability.  Any provision of this Agreement which is invalid, illegal or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality, or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

10.13.      Specific Performance.  The Company acknowledges that the KIT will likely have no adequate remedy at law and may suffer irreparable damage if the Company breaches any covenant contained in this Agreement.  Accordingly, the Company agrees that the KIT shall have the right, in addition to any other rights which it may have, to seek specific performance and equitable injunctive relief if another party shall fail or threaten to fail to perform any of its obligations under this Agreement.

10.14.      Construction and Complete Agreement.

(a)           The use in this Agreement of the term “including” means “including, without limitation.”  The words “herein,” “hereof,” “hereunder” and other words of similar import refer to this Agreement as a whole, including the Annexes, Schedules and Exhibits, as the same may from time to time be amended, modified, supplemented or restated, and not to any particular section, subsection, paragraph, subparagraph or clause contained in this Agreement.  The term “dollars” and the symbol “$” refer to lawful currency of the United States.  All references to Sections, Annexes, Schedules and Exhibits mean the Sections of this Agreement and the Annexes, Schedules and Exhibits attached to this Agreement, except where otherwise stated.  The use herein of the masculine, feminine or neuter forms shall also denote the other forms, as in each case the context may require or permit.  The use of the singular or plural form of words herein shall not limit any provision of this Agreement.  Where specific language is used to clarify by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict in any manner the construction of the general statement to which it relates.  Any matter set forth on a Schedule to this Agreement shall be deemed to be set forth on all other Schedules to this Agreement to which such fact or item may reasonably apply so long as such disclosure is in sufficient detail to such that it is readily apparent to a party the other representations or warranties to which such facts or items applies.

(b)           This Agreement, the Exhibits and Schedules hereto and the documents delivered or to be delivered pursuant to this Agreement, including any side letters or arrangements, contain or will contain the entire agreement between the parties hereto with respect to the transactions contemplated herein and shall supersede all previous oral and written and all contemporaneous oral negotiations, commitments, and understandings.  The Schedules and Exhibits hereto are incorporated by reference.

10.15       No Third-Party Beneficiaries.  This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.  Except as expressly provided for herein, nothing in this Agreement is intended to or shall confer upon any Person other than the parties hereto or their respective successors and assigns, any rights, remedies or liabilities under or by reason of this Agreement.

10.16.      Knowledge of the Company.  With respect to any representation, warranty or statement contained in this Agreement that is made to the knowledge of the Company, it is expressly understood and agreed that such knowledge shall be the actual knowledge of Yagyensh C. Pati and Phil Wiser and they shall also be deemed to have the knowledge of any facts that any such individual would have upon reasonable investigation.

10.17.      Drafting Presumption.  The parties hereto agree that they participated in the drafting of this Agreement and, in the event that any dispute arises in the interpretation or construction of this agreement, no presumption shall arise that any one party drafted this Agreement.

(The remainder of this page is left blank intentionally)

IN WITNESS WHEREOF, the parties hereto have executed this Asset Purchase Agreement on the date first written above.

KIT DIGITAL, INC.

By:	/s/Robin Smyth
Robin Smyth
Chief Financial Officer

SEZMI CORPORATION

By:	/s/Yagyensh C. Pati
Yagyensh C. Pati
Chief Executive Officer

[Signature Page of Asset Purchase Agreement]